PRESTIGE BANCORP, INC.

PRBC

2001 ANNUAL REPORT

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

As of the year ended December 31,	2001	2000	1999
	(Dollar amounts in Thousands, except per share data)		
Total assets	$194,786	$201,775	$200,572
Loans receivable, net	137,500	153,417	150,962
Deposits	124,451	121,793	120,491
FHLB advances	55,800	66,300	62,977
Stockholders' equity	11,757	11,550	14,953
Book value per share	11.10	10.90	13.48
For the year ended December 31,			
Net interest income	$ 4,419	$ 5,821	$ 5,662
Net income (loss)	33	(2,964)	851
Basic earnings (loss) per share	.03	(3.01)	.83
Diluted earnings (loss) per share	.03	(3.01)	.83
Selected ratios			
Return on average equity	.28%	(20.76)%	5.70%
Return on average assets	.02	(1.44)	.45
Interest rate spread	2.07	2.60	2.82
Net interest margin	2.28	2.89	3.10
Operating expenses as a percent of average assets	2.53	2.53	2.51
Nonperforming assets as a percent of total assets	1.32	2.91	.67
Allowance for loan losses as a percent of total loans	.84	2.16	.64

On February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. In addition, on May 16, 2001, the Board of Directors declared a stock dividend of 12% to shareholders of record of June 1, 2001 which was paid on June 15, 2001. All per share data have been restated to reflect the stock dividends.

PRESTIGE BANCORP, INC.

Chairman's Letter

Dear Shareholders and Customers:

The Process of Change

The year 2001 was challenging for our industry, economy and country. While our economy started the year at a high point, it quickly faded as rate cuts ensued for the majority of the year. Rates were the lowest in over 25 years. Furthermore, the events of September 11, 2001 continued to strain and challenge our personal and economic frameworks. In spite of these events and conditions, we continued to serve our customers and community as we improved the operations and financial condition of the Bank. This was accomplished through dedicated efforts of our employees and the loyalty of our customers. Prestige Bank charted a course for change to reduce expenses, improve net income and shareholder value, and continue to offer strong customer service through our friendly staff and improved facilities. While our stock value started the year in a low position, we continued to work hard to increase franchise value. This culminated in a merger announcement in February 2002 with Northwest Savings Bank. With the anticipated approval and completion of this transaction, we believe that our customers will continue to be served with exceptional financial services through knowledgeable and motivated employees. Northwest Savings offers increased product and service offerings and is actively involved in the communities served.

As we progressed through 2001, we made changes to the overall benefit of the Company that were not always reported in the local press. With dedicated employees and strategic and tactical business planning, we were able to serve the community, remain well capitalized and improve our balance sheet. In addition, deposits grew by $2.7 million. Much of this was accomplished because of high customer and shareholder loyalty for which we thank you.

"Well done is better than well said"

– Ben Franklin

As Ben Franklin noted in our formative years as a nation, it is about delivering not just planning. To this end, we feel that it is more important to deliver results than to talk about them. Starting at the beginning of 2001, we revised earnings for 2000, planned our course of action for the New Year, and started the process and challenge to deliver key results. Additionally, we reevaluated our structure and expertise and when needed outsourced tasks and projects to experts in the field. We have accomplished a great deal in a short timeframe. We have listed just some of the accomplishments below:

- Hired a new CEO / Chairman to provide strategic leadership, decision-making, management and guidance in instituting changes for a stronger institution.
- Brought on a new Executive Vice President to attract traditional lending customers and deposits as well as additional guidance and leadership.
- Added new Board members at the Bancorp and Bank levels to complement skill sets of existing Board members and management in order to implement stronger controls, enhanced reporting, additional strategic and tactical planning, and community guidance.
- Successfully sold our Washington branch office to Northwest Savings Bank.
- Terminated our Pension Plan which resulted in savings for the Bank and at the same time allowed employees to realize greater flexibility in their investment choices.
- Conducted a commercial loan sale to aid us in removing a substantive amount of problem loans.
- Continued successful workouts of problem loans.
- Closely monitored expenses to aid in a more favorable income statement.

- Instituted a new mortgage banking program which helped improve interest rate risk position and increase fee income.
- Improved overall Interest Rate Risk over the course of the year.
- Worked to increase the overall valuation of our stock throughout the year.
- Relocated the Bethel Park branch office to a freestanding facility with two drive up lanes, drive up ATM and night depository.
- Built a strategic planning model to chart a future course for the Bank that would maximize shareholder value and customer service opportunities.

Conclusion

In 2001, we tried our best to deliver improved returns, value and service. The actions that we have taken prove this and will become evident as you read the annual report. We are proud of the efforts, contributions and sacrifices that all of our employees have made on behalf of Prestige Bank. With some of these changes behind us, we will continue to focus our efforts on delivering shareholder value. We believe strongly that the proposed Prestige/Northwest merger will continue to enhance value for shareholders and customers as well as enrich the communities that we serve. Both organizations are committed to excellence and have demonstrated this through actions, which speak louder than words.

On behalf of the Board of Directors and employees of Prestige Bank, I would like to thank you for your support and ask for your continued confidence as we transition toward our merger with Northwest Bancorp, Inc.

Sincerely,

Mark R. Schoen

Mark R. Schoen
Chairman, Chief Executive Officer and President

GENERAL INFORMATION

Prestige Bancorp, Inc.

Prestige Bancorp, Inc. (the "Company" or the "Corporation") currently conducts business as a unitary savings and loan holding company. As of December 31, 2001, the Company holds all of the shares of common stock of Prestige Bank, A Federal Savings Bank (the "Savings Bank"), which the Company acquired in connection with the 1996 conversion of the Savings Bank from a mutual to a stock form. As of December 31, 2001, the Company also holds a loan receivable from the Prestige Bancorp Employee Stock Ownership Plan (the "ESOP"), a loan totaling $200,000, debt and equity investments of $854,000, and deposits maintained at the Savings Bank. The Company has borrowed $314,000 from the Savings Bank to support cash levels. The loan is secured in accordance with applicable law. The Company is engaged principally in community banking activities through its savings association subsidiary. At December 31, 2001, the Company had total consolidated assets of $194.8 million, total consolidated deposits of $124.5 million, total consolidated liabilities (including deposits) of $183.0 million and total consolidated equity of $11.8 million.

The Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Savings Bank. The Company does not employ any persons other than officers who are also officers of the Savings Bank. The Company utilizes the support staff of the Savings Bank from time to time. The profitability of the Company is highly dependent on the profitability of the Savings Bank. The Company's executive office is located at the home office of the Savings Bank at 710 Old Clairton Road, Pleasant Hills, Pennsylvania 15236, and its telephone number is (412) 655-1190.

Prestige Bank, A Federal Savings Bank

The Savings Bank is a federally chartered savings bank that was organized under the laws of the United States in 1935. The deposits of the Savings Bank are insured by the Savings Association Insurance Fund (the "SAIF") administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Savings Bank conducts business from its executive offices located in Pleasant Hills, Pennsylvania and 4 full-service offices located in Allegheny County. In October 2001, the Savings Bank consummated sale of its Washington in-store branch office, located in Washington County, Pennsylvania, to Northwest Savings Bank. Total deposits at this in-store branch office at the time of the sale were approximately $4.6 million. At December 31, 2001, the Savings Bank had total assets of $193.9 million, total deposits of $124.6 million, total liabilities (including deposits) of $183.3 million and total equity of $10.6 million.

The Savings Bank's lending operations follow the traditional pattern of primarily emphasizing the origination of one-to-four family residential loans for portfolio retention. However, since 1996, the Savings Bank expanded its loan products by promoting other types of lending in order to meet its customer's demands. These loan products include commercial business loans, commercial real estate loans, construction loans, and consumer loans, including home equity or home improvement loans, automobile loans, student loans, credit card loans, cash collateral personal loans and unsecured personal loans. The loan portfolio contains no loans to foreign governments, foreign enterprises or foreign operations of domestic companies. Deposit services offered by the Savings Bank include passbook savings accounts, tiered money market savings accounts, NOW accounts, non-interest bearing checking accounts and certificates of deposit with a minimum maturity of 6 months and a maximum maturity of 5 years. The Savings Bank does not utilize the services of deposit brokers.

The Company's and the Savings Bank's profitability is highly dependent on the Savings Bank's net interest income which is the difference between income earned on interest-earning assets less interest paid on interest-bearing liabilities. The Company and Savings Bank are subject to interest rate risk and attempt to minimize that risk by matching asset and liability maturities and rates.

The business of each of the Company and the Savings Bank is influenced by prevailing economic conditions and governmental policies, both foreign and domestic. The actions and policy directives of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") determine to a significant degree the cost and the availability of funds obtained from money market sources for lending and investing. The Federal Reserve Board's policies and regulations also influence, directly and indirectly, the rates of interest paid by thrift institutions on their time and savings deposits. The nature and impact on the Company and the Savings Bank of future changes in economic conditions and monetary and fiscal policies, both foreign and domestic, are not predictable.

The Bank completed the sale of its Washington in-store branch office to Northwest Savings Bank in October 2001. The office was located within the Shop 'n Save supermarket at 125 West Beau Street in Washington, Pennsylvania. Northwest Savings Bank retained the employees of this office to provide continuity of customer service. The sale included $4.6 million in deposits, as well as the fixed assets at such branch location. All deposits of such branch continued to be FDIC insured subject to FDIC rules and regulations. The sale follows the Bank's determination that the Washington, Pennsylvania branch was outside of its targeted geographic market. The Bank expects to save approximately $123,000 annually in compensation and benefits from the sale of this branch.

On January 22, 2002, the branch office located at 6257 Library Road was relocated to 6284 Library Road. The Savings Bank leases this branch office. The Savings Bank operates five automated teller machines ("ATMs"), one at each of the branch offices and one off-site ATM at a local convenience store. The Savings Bank is affiliated with a regional ATM network.

As of December 31, 2001, the Savings Bank had a staff of 52 employees that consisted of 43 full-time and 9 part-time employees. Full-time equivalent employees averaged 52 in 2001.

The Savings Bank's principal executive offices are located at 710 Old Clairton Road, Pleasant Hills, Pennsylvania 15236 and its telephone number is (412) 655-1190.

The Board of Directors of the Company continues to suspend its cash dividend in order to preserve capital. The last cash dividend was paid in the period ended September 30, 2000. They will continue to review paying cash dividends on a quarterly basis. The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotations ("NASDAQ") system (symbol "PRBC"). On May 16, 2001, the Board of Directors last declared a stock dividend of 12% to shareholders of record of June 1, 2001 which was paid on June 15, 2001.

Information as to the high and low stock prices for each quarter of 2001 and 2000 is included on page 9. As of March 1, 2002 there were approximately 541 shareholders of the Company's common stock. The 541 shareholders include only registered shareholders with Prestige Bancorp's transfer agent and does not reflect shareholders whose stock is beneficially held through their brokers.

Merger Agreement

On February 7, 2002, Northwest Bancorp, Inc., the holding company for Northwest Savings Bank, and Prestige Bancorp, Inc. entered into a definitive agreement under which Northwest Bancorp and Northwest Savings Bank would acquire Prestige Bancorp and Prestige Bank, respectively. Under the terms of the agreement, the shareholders of Prestige Bancorp will receive $13.75 in cash for each share of Prestige Bancorp, resulting in a cash payment by Northwest of approximately $14.7 million. Each of the Boards of Directors has approved the transaction. Due diligence has been completed. Prestige Bancorp and Northwest Bancorp are in the process of obtaining regulatory approval from applicable banking regulators to complete the merger. The transaction is expected to be completed by the end of the second calendar quarter of 2002 or the beginning of the third quarter 2002 and is subject to approval by the Prestige Bancorp shareholders and applicable regulatory authorities.

As part of the terms of the merger agreement, the Company has agreed that from the date of the merger agreement until the completion of the merger it will not make significant changes to its operations or make other decisions which may have a material affect on the operations or assets of the Company and the Savings Bank without the consent of Northwest Bancorp.

If the merger takes place, the Company and the Bank will cease to exist as separate entities.

For a more detailed description of the merger agreement, including certain provisions relating to restrictions on Prestige's considering competing proposals, liquidated damage provisions and additional representations, conditions and covenants, please see the information under "Proposal I" of the Proxy Statement which accompanies this Annual Report. A copy of the merger agreement is attached as an exhibit to the Proxy Statement.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected financial and other data of the Company and the Savings Bank set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Financial Statements and related Notes, appearing elsewhere herein.

	As of or For the Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in Thousands)				
Selected Financial Data:					
Total assets	$194,786	$201,775	$200,572	$177,374	$143,263
Investment securities	13,728	21,737	23,808	22,929	28,228
Mortgage-backed securities	17,490	9,418	11,538	12,457	10,531
Loans receivable, net	137,500	153,417	150,962	123,917	96,181
Cash and cash equivalents	15,722	5,871	5,198	10,153	2,213
Deposits	124,451	121,793	120,491	109,698	91,156
FHLB of Pittsburgh advances	55,800	66,300	62,977	50,977	34,677
Stockholders' equity	11,757	11,550	14,953	14,760	15,630
Nonperforming assets(1)	2,579	5,867	1,334	903	611
Selected Operating Data:					
Interest income	$ 12,897	$ 14,837	$ 13,194	$ 11,672	$ 9,371
Interest expense	8,478	9,016	7,532	6,685	5,240
Net interest income	$ 4,419	$ 5,821	$ 5,662	$ 4,987	$ 4,131
Provision for loan losses	285	6,383	438	209	104
Net interest income (loss) after provision for loan losses	$ 4,134	$ (562)	$ 5,224	$ 4,778	$ 4,027
Other income	950	921	870	534	373
Other expenses	5,026	5,204	4,715	4,096	3,123
Income (loss) before income tax expense (benefit)	$ 58	$ (4,845)	$ 1,379	$ 1,216	$ 1,277
Income tax expense (benefit)	25	(1,881)	528	473	493
Net income (loss)	$ 33	$ (2,964)	$ 851	$ 743	$ 784
Selected Operating Ratios(2):					
Return on average assets	.02%	(1.44)%	.45%	.45%	.59%
Return on average equity	.28	(20.76)	5.70	4.79	5.13
Average yield earned on interest-earning assets	6.67	7.37	7.22	7.26	7.21
Average rate paid on interest-bearing liabilities	4.60	4.77	4.40	4.50	4.47
Average interest rate spread(3)	2.07	2.60	2.82	2.76	2.74
Net interest margin(3)	2.28	2.89	3.10	3.10	3.18
Ratio of interest-earning assets to interest-bearing liabilities	104.85	106.45	106.75	108.34	110.99
Operating expenses as a percent of average assets	2.53	2.53	2.51	2.47	2.33
Average equity to average assets	5.98	6.93	7.94	9.35	11.42
Dividend payout ratio	N/A	N/A	27.77	25.78	13.04
Asset Quality Ratios(2):					
Nonperforming loans as a percent of total loans	1.66%	3.63%	.74%	.56%	.63%
Nonperforming assets as a percent of total assets	1.32	2.91	.67	.51	.43
Allowance for loan losses as a percent of total loans	.84	2.16	.64	.45	.42
Charge-offs to average loans receivable outstanding during the period	1.76	2.49	.02	.04	.01
Per Share Data(4):					
Basic Earnings (Loss) Per Share	$ .03	$ (3.01)	$ 0.83	$ 0.67	$ 0.68
Diluted Earnings (Loss) Per Share	.03	(3.01)	0.83	0.66	0.68
Per Share Book Value	11.10	10.90	13.48	13.21	12.63
Per Share Market Value	9.10	6.92	9.82	10.84	14.79
Number of Offices:					
Full-service offices at period end	4	5	5	5	4

(1) Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans, while REO consists of real estate acquired through foreclosure, real estate acquired by acceptance of a deed-in-lieu of foreclosure and properties owned by the Bank more than three years.

(2) Asset Quality Ratios are end of period ratios, except for charge-offs to average loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(3) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(4) On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 which was paid on June 19, 1998. On February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. In addition, on May 16, 2001, the Board of Directors declared a stock dividend of 12% to shareholders of record of June 1, 2001 which was paid on June 15, 2001. All per share data have been restated to reflect the stock dividends.

Selected Quarterly Consolidated Financial Data

The following table sets forth certain unaudited quarterly consolidated financial data regarding the Company:

	March 31,	June 30,	September 30,	December 31,
	(In Thousands, except per share data)			
2001 Quarter Ended(1)				
Interest income	$ 3,523	$ 3,364	$ 3,146	$ 2,864
Non-interest income	239	213	211	287
Total operating income	3,762	3,577	3,357	3,151
Interest expense	2,263	2,178	2,087	1,950
Provision for loan losses	90	90	30	75
Non-interest expense	1,353	820(3)	1,227	1,626(4)
Income (loss) before income taxes	56	489	13	(500)
Provision (benefit) for income taxes	23	190	6	(194)
Net income (loss)	$ 33	$ 299	$ 7	$ (306)
Basic earnings (loss) per common share	$ .03	$ .31	$ .01	$ (.31)
Basic average number of common shares outstanding	976,862	977,958	979,345	980,773
Diluted earnings (loss) per common share	$ .03	$ .31	$ .01	$ (.31)
Diluted average number of common shares outstanding	976,862	977,968	979,364	980,776
Stock prices(2)				
High	$ 8.98	$ 9.50	$ 9.15	$ 9.34
Low	$ 7.14	$ 8.08	$ 8.45	$ 8.25
Cash dividends declared per common share	$ —	$ —	$ —	$ —

	March 31,	June 30,	September 30,	December 31,
	(In Thousands, except per share data)			
2000 Quarter Ended(1)				
Interest income	$ 3,615	$ 3,757	$ 3,793	$ 3,671
Non-interest income	220	227	260	215
Total operating income	3,835	3,984	4,053	3,886
Interest expense	2,099	2,198	2,335	2,384
Provision for loan losses	120	422	1,898	3,942
Non-interest expense	1,225	1,259	1,259	1,462
Income (loss) before income taxes	391	105	(1,439)	(3,902)
Provision (benefit) for income taxes	151	37	(563)	(1,506)
Net income (loss)	$ 240	$ 68	$ (876)	$ (2,396)
Basic earnings (loss) per common share	$ .23	$ .07	$ (.90)	$ (2.46)
Basic average number of common shares outstanding	1,015,086	973,996	974,184	975,518
Diluted earnings (loss) per common share	$ .23	$ .07	$ (.90)	$ (2.46)
Diluted average number of common shares outstanding	1,015,086	973,996	974,184	975,518
Stock prices(2)				
High	$ 10.61	$ 9.60	$ 8.48	$ 8.26
Low	$ 8.76	$ 7.14	$ 6.75	$ 6.47
Cash dividends declared per common share	$ .07	$ .06	$ .06	$ —

(1) On May 16, 2001, the Board of Directors declared a stock dividend of 12% to shareholders of record of June 1, 2001 which was paid on June 15, 2001. All per share data have been restated to reflect the stock dividends.

(2) Stock prices are based on the closing bid prices reported on NASDAQ.

(3) The decrease in non-interest expense from $1.35 million for the quarter ended March 31, 2001 to $820,000 for the quarter ended June 30, 2001 was primarily attributable to a curtailment gain of $479,000 in connection with the termination of the pension plan.

(4) The increase in non-interest expense from $1.23 million for the quarter ended September 30, 2001 to $1.63 million for the quarter ended December 31, 2001 was primarily attributable to settlement charges of $383,000 in connection with the termination of the pension plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company completed the conversion of the Savings Bank to a federally stock chartered savings bank on June 27, 1996. The results of operations of the Company and the Savings Bank are consolidated and presented on a continuing historical entity basis. Any comparisons set forth in this Annual Report to any fiscal year ending prior to January 1, 1996 or to any date or any period ending prior to June 27, 1996 should be understood to be a comparison to the activities or results of the Savings Bank operating as a mutual chartered savings bank.

Regulatory Agreements

The Company announced on September 25, 2000 that the Savings Bank entered into a Supervisory Agreement with the Office of Thrift Supervision (the "OTS"). This Supervisory Agreement formalized the understandings of the OTS and the Bank pursuant to an informal directive issued by the OTS to the Bank on May 17, 2000.

In conjunction with a routine regulatory examination of the Bank by the OTS, the OTS requested the Bank to enter into the Supervisory Agreement. The Supervisory Agreement was signed on September 20, 2000, (the "Effective Date") and, among other things, places restrictions on the Bank's growth. The Bank may seek modification of this limitation on growth by submission of a written request to the Regional Director of the OTS ("Regional Director") and by obtaining the prior written approval of the Regional Director. Under the Supervisory Agreement, the Bank may not increase its assets in an amount exceeding net interest credited on deposit liabilities (or earnings credited on share accounts) during any calendar quarter, without prior written approval of the Regional Director. Additionally, the Supervisory Agreement requires the Bank or its Board of Directors to review and revise various policies including 1) interest rate risk management, 2) strategic planning to direct the operations and affairs of the Bank and in managing and reducing the interest rate risk of the Bank, 3) investment and underwriting policies, 4) transactions with the affiliates of the Bank, and 5) internal loan and asset classifications policies. The Supervisory Agreement continues the restriction imposed on the Bank by the directive not to extend loans for a business purpose except for those business loans which the Bank was committed to extend on or before May 17, 2000 or which were loans in process. This restriction on the extension of new loans for a business purpose also extends to renewals of business loans with revolving credit or balloon loan feature at maturity. The Bank may request that the Regional Director waive this limitation on the extension of an individual commercial loan to a customer, including any revised terms or renewal of a business loan. The restrictions on the Bank's operations were immediately effective and the Supervisory Agreement will remain in place until terminated by the OTS.

The Company has worked closely with the OTS to implement the Supervisory Agreement and it believes it has materially complied with the Agreement to date. The Bank remains a well-capitalized institution, and the Supervisory Agreement does not result in any interruption of the Bank's day-to-day operations. Management anticipates that compliance with the Supervisory Agreement will not alter the Bank's classification as a well-capitalized institution.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company and the Savings Bank operate), the impact of competition for the customers of the Savings Bank from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company and the Savings Bank have no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 2002 and any Current Reports on Form 8-K filed by the Company.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

Financial Condition

The Company's consolidated assets decreased by $7.0 million or 3.5% from $201.8 million at December 31, 2000 to $194.8 million at December 31, 2001. The decrease in total assets was primarily attributable to a $15.9 million decrease in total net loans receivable that was partially offset by increase in cash and cash equivalents of $9.8 million. Total deposits increased from $121.8 million at December 31, 2000 to $124.5 million at December 31, 2001, and advances from the FHLB of Pittsburgh declined from $66.3 million at December 31, 2000 to $55.8 million at December 31, 2001.

The Savings Bank's net loans receivable decreased by $15.9 million or 10.4% from $153.4 million at December 31, 2000 to $137.5 million at December 31, 2001. One-to-four family residential mortgages decreased $2.1 million or 2.1% during fiscal 2001, as the Savings Bank's payments and prepayments on one-to-four family residential mortgages exceeded mortgage originations. During fiscal 2001, consumer loans decreased $1.3 million or 6.3% mainly due to a decline of $1.0 million in auto loans. Commercial business and commercial real estate loans decreased from $32.1 million at December 31, 2000 to $18.2 million at December 31, 2001. This reduction in commercial business and real estate loans occurred as a part of (i) management's re-evaluation of its commercial loan portfolio and (ii) compliance with the Supervisory Agreement. In addition, in the fourth quarter of 2001, the Bank completed a packaged commercial loan sale of approximately forty-nine loans to a third party. The total face amount of the loans was $6.35 million of which $2.0 million had been charged-off prior to the sale. This sale resulted in a $1.9 million reduction of the allowance for loan loss, but the sale eliminated the exposure for future losses on the loans sold.

Cash and cash equivalents increased from $5.9 million at December 31, 2000 to $15.7 million at December 31, 2001. The increase of $9.8 million in cash and cash equivalents during fiscal 2001 was primarily attributable to the $15.9 million reduction in net loans receivable and the $2.7 million increase in deposits. This was partially offset by a $10.5 million decline in FHLB advances.

The Savings Bank's total deposits increased $2.7 million or 2.2% from $121.8 million at December 31, 2000 to $124.5 million at December 31, 2001. The growth in deposits during fiscal 2001 was primarily a result of competitive rates and fees that continue to be offered by the Savings Bank. Certificate of deposit and money market and passbook savings accounts grew $697,000 and $2.2 million, respectively, for the year ended December 31, 2001. Borrowings by the Savings Bank from the FHLB of Pittsburgh declined by $10.5 million, or 15.8%, from $66.3 million at December 31, 2000 to $55.8 million at December 31, 2001. Management utilized excess cash positions throughout 2001 to reduce these borrowings from the FHLB of Pittsburgh. Total equity increased $207,000 or 1.8%, during fiscal 2001, to $11.8 million at December 31, 2001. The primary reasons for this increase was primarily attributable to a $127,000 reduction in the accumulated other comprehensive loss.

The Bank completed the sale of its Washington in-store branch office to Northwest Savings Bank in October 2001. The office was located within the Shop 'n Save supermarket at 125 West Beau Street in Washington, Pennsylvania. Northwest Savings Bank retained the employees of this office to provide continuity of customer service. The sale included $4.6 million in deposits, as well as the fixed assets at such branch location. All deposits of such branch continued to be FDIC insured subject to FDIC rules and regulations. The sale follows the Bank's determination that the Washington, Pennsylvania branch was outside of its targeted geographic market. The Bank expects to save approximately $123,000 annually in compensation and benefits from the sale of this branch.

Year Ended December 31, 2000 Compared To
Year Ended December 31, 1999

Financial Condition

The Company's consolidated assets increased by $1.2 million or .60% from $200.6 million at December 31, 1999 to $201.8 million at December 31, 2000. The increase in total assets was primarily attributable to a $2.5 million increase in total net loans receivable and an increase in cash and cash equivalents of $673,000 that was partially offset by reductions in investment securities of $4.2 million. The increase in total assets was funded by an increase in deposits and advances from the Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh"). Total deposits increased from $120.5 million at December 31, 1999 to $121.8 million at December 31, 2000, and advances from the FHLB of Pittsburgh rose from $63.0 million at December 31, 1999 to $66.3 million at December 31, 2000. This increase in asset funding from deposits and FHLB of Pittsburgh advances was partially offset by a net loss for the year ended December 31, 2000 of $3.0 million.

The Savings Bank's net loans receivable increased by $2.5 million or 1.6% from $151.0 million at December 31, 1999 to $153.4 million at December 31, 2000. This rise in total net loan receivables can be traced to two main areas of growth. One-to-four family residential mortgages increased $7.2 million or 7.4%, as the Savings Bank expanded its efforts to contact realtors and priced its mortgage rates competitively. Consumer loans increased $2.6 million or 14.9%, as the Savings Bank intensified its efforts to attract consumer loans through expanded marketing and competitive rate pricing. Commercial business and commercial real estate loans decreased from $37.0 million at December 31, 1999 to $32.1 million at December 31, 2000. This reduction in commercial business and real estate loans occurred as a part of (i) management's re-evaluation of its commercial loan portfolio and (ii) compliance with the Supervisory Agreement.

Cash and cash equivalents increased from $5.2 million at December 31, 1999 to $5.9 million at December 31, 2000. The increase of $673,000 in cash and cash equivalents during fiscal 2000 was primarily attributable to the $4.2 million reduction in investment securities and the $3.3 million and $1.3 million increases in FHLB of Pittsburgh loans and deposits, respectively. This was partially offset by the $2.5 million growth in total net loans receivable and the net loss for the year ended of $3.0 million.

The Savings Bank's total deposits increased $1.3 million or 1.1% from $120.5 million at December 31, 1999 to $121.8 million at December 31, 2000. The growth in deposits during fiscal 2000 was primarily a result of competitive rates and fees that continue to be offered by the Savings Bank. Certificate of deposit and transaction accounts grew $2.2 million and $1.9 million, respectively, for the year ended December 31, 2000. These increases were partially offset by a decrease of $2.8 million in money market and passbook savings accounts. Borrowings by the Savings Bank from the FHLB of Pittsburgh rose by $3.3 million, or 5.3%, from $63.0 million at December 31, 1999 to $66.3 million at December 31, 2000. Total equity decreased $3.4 million or 22.8%, during fiscal 2000, to $11.5 million at December 31, 2000. The primary reasons for this decrease were a net loss for fiscal 2000 of $3.0 million and treasury stock purchases of $453,000 which occurred between January 1, 2000 and June 30, 2000. On March 30, 2000, the Company had initiated plans to repurchase, at market value, up to 5% of its outstanding shares, or 47,356 shares, of common stock through the use of its existing cash and cash equivalents. At December 31, 2000, 1,000 shares had been repurchased under this repurchase plan at a total cost of $8,375. This additional buy back program expired March 30, 2001.

Operating Strategy

The Company and Savings Bank intend to reduce operating expenses, increase the deposit customer base, and continue an emphasis on residential mortgage loans. In addition, management is committed to working closely with various financial consultants to improve business operations and to working closely with the OTS concerning issues raised in the Supervisory Agreement. The Company continues to improve and believes it has materially complied with all terms of the Supervisory Agreement. To date the Company has put in place a new reporting structure, continues to adjust and improve procedures and continues to monitor closely all policy controls. It is the intent of the Company to continue to work towards a favorable examination from the OTS in the future and have the ability to re-enter the real estate backed commercial loan business.

The Savings Bank continued to experience increased competition from mortgage brokers and other financial entities for its one-to-four family residential real estate lending activities. This increased competition has led to a reduction in margins for residential real estate lending. The Savings Bank's total loans receivable attributable to one-to-four family residential loans, which amounted to $96.2 million or 48.0% of total assets at December 31, 1999, was $101.2 million or 52.0% of total assets at December 31, 2001. During the same period, the Savings Bank's total loans receivable attributable to commercial business, commercial real estate, construction and consumer loans, which amounted to $57.0 million or 28.4% of total assets at December 31, 1999, had decreased to $38.0 million at December 31, 2001 or 19.5% of total assets. Management attributes this shift in loan composition to increased efforts to reduce the commercial business and commercial real estate loans in response to asset quality issues within these portfolios. In addition, the loan composition changes occurred due to the restrictions placed upon the Savings Bank in the Supervisory Agreement with the OTS whereby limiting new underwriting of commercial business and commercial real estate loans. Due to the total loans receivable reduction from December 31, 2000 to December 31, 2001 of $17.7 million, cash and cash equivalents increased from $5.9 million at December 31, 2000 to $15.7 million at December 31, 2001. Management desires to utilize this excess cash to continue to payoff Federal Home Loan Bank advances and/or increase the Savings Bank's commercial real estate and consumer loans to offset its exposure to interest rate risk associated with long term fixed rate residential mortgages in excess of 15 years.

The Savings Bank's percentage of adjustable-rate mortgages in its mortgage portfolio had been declining due to lack of demand. As fixed-loan rates had remained affordable, the adjustable-rate mortgage had become less attractive to potential customers. However, in fiscal year 2000, with fixed-rate one-to-four family residential mortgage market rates elevated, the Savings Bank introduced a five-year adjustable product. At December 31, 2001, total balances in this product were $7.0 million. In fiscal year 2001, mortgage rates decreased which made fixed rate mortgages more affordable. Adjustable-rate mortgages as a percentage of the Savings Bank's one-to-four family residential mortgage portfolio fell from 20.7% at December 31, 2000 to 18.4% as of December 31, 2001. However, due to the introduction of the five-year adjustable product in 2000, adjustable-rate mortgages as a percentage of the Savings Bank's one-to-four family residential mortgage portfolio increased from 16.7% at December 31, 1999 to 18.4% as of December 31, 2001. Fixed-rate mortgages continue to make up the remaining portion of the Savings Bank's one-to-four family residential mortgage portfolio. Management realizes the importance of adjustable-rate mortgages to interest rate risk management and presently intends to continue to emphasis the five-year adjustable-rate mortgage product. However, management realizes that it will have to provide fixed-rate one-to-four family residential mortgages but will provide a broad range of mortgage products with varying maturities.

The Savings Bank strives to maintain deposits as its primary source of funds to meet loan demand and to maintain outstanding loan balances. However, during periods of strong loan growth, the Savings Bank will fund the growth in assets with borrowings from the FHLB of Pittsburgh. Investment securities and mortgage-backed securities are acquired based on the decisions of Investment/Asset and Liability Committee ("ALCO"). When the Savings Bank has excess cash and when management believes the yields and the maturities are attractive, investment and mortgaged-backed securities are purchased. Excess cash (cash in excess of vault cash and other operating cash needs) is primarily deposited in an interest-bearing demand deposit account with the FHLB of Pittsburgh. Cash and cash equivalents typically decline in periods of high loan demand and increase in periods of reduced loan demand. As of December 31, 2000, outstanding borrowings from the FHLB of Pittsburgh stood at $66.3 million and as of December 31, 2001 such borrowings had decreased to $55.8 million. This decreased borrowing occurred due management's decision to use excess cash to pay down debt.

Management's strategy in the past few years has been to immediately invest funds received from prepayments and repayments of loans and associated mortgage-backed securities into short-term liquid investments. For the longer term it was anticipated that a significant portion of these funds would be used to fund fixed-rate or adjustable-rate mortgage loans with various maturities. Depending upon then current interest rates and management's estimate of how such rates merit change to the portfolio, the Company also purchased investment and mortgage-backed securities with various maturities. In 2001, the Bank purchased $10 million of one-year adjustable mortgage-backed securities. Also prior to 2000, the Bank promoted 30-year fixed rate mortgages.

The prior strategy increased interest rate risk exposure due to funding primarily fixed-rate mortgages and longer-term investment securities with shorter-term liabilities. At this time, management continues to take action to reduce exposure to changing interest rates. Some of these actions include reducing originations of 30-year fixed-rate one-to-four family residential mortgages, entering into agreement(s) for secondary lending, highlighting 5-year adjustable one-to-four family residential mortgages, investing in short-term mortgage-backed securities, strongly managing selected asset growth, strategically extending the terms of certificate of deposits and borrowings and maintaining effective interest rate spreads. These strategies have resulted in the Bank improving its interest rate risk profile in 2001. For further information on interest rate risk, please refer to Asset and Liability Management Section of this report.

The Supervisory Agreement entered into with the OTS places restrictions on the Bank's growth and commercial lending opportunities. Management has worked closely with the OTS to implement the Supervisory Agreement and believes it has materially complied with the Supervisory Agreement to date. Future investment strategies will be limited until the restrictions under the Supervisory Agreement are eased or removed. The investment strategy is also based on management's assessment of future economic conditions and is subject to change.

Asset and Liability Management

The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in its asset and liability mix, to determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, to establish prudent asset concentration guidelines and to manage the risk consistent with Board approved guidelines. The Savings Bank concentrates on maintaining a sufficient deposit base to fund loan activities and securities investments. A large core deposit base (defined as transaction accounts, passbook savings accounts and money market savings accounts) provides the Savings Bank with a lower cost source of funds relative to its alternative principal borrowing sources, i.e., advances from the FHLB of Pittsburgh. Management calculates its cost of funds and chooses interest-bearing assets in excess of its average cost of funds or its marginal cost of funding. In periods of relatively low interest rates, the Savings Bank may price its certificates of deposit in excess of its competition to attract and maintain deposits (i) to avoid increased borrowing, or to reduce the outstanding borrowings, from the FHLB of Pittsburgh or (ii) to avoid selling investment securities to maintain liquidity needs. This strategy will result in periods of reduced net interest income and net income if the Savings Bank is unable to invest deposits in interest-bearing assets with sufficient yield to maintain its average interest rate spread between its assets and liabilities.

The Company seeks, through the ALCO, to reduce the vulnerability of its operations to changes in interest rates and to manage the difference between amounts of interest-rate sensitive assets and interest-rate sensitive liabilities within specified maturities or repricing dates. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2001, the amount of the Savings Bank's interest-bearing liabilities that were estimated to mature or reprice within one year exceeded the Savings Bank's interest-earning assets with the same characteristics by $9.7 million or 5.0% of the Savings Bank's total assets. This compares to $22.0 million or 10.9% of the Savings Bank's total assets at December 31, 2000. The Board of Governors of the Federal Reserve System increase and decrease the Federal Funds rate which has a major impact on market interest rates within the United States' economy. Such increases and decreases in the Federal Funds rate could negatively affect the Savings Bank's net income. In addition, ALCO reviews, among other things, the sensitivity of the Savings Bank's assets, liabilities, and net interest income to interest rate changes, unrealized gains and losses, purchase activity and maturities of all interest-bearing assets and liabilities.

In connection therewith, the ALCO generally reviews and manages the Savings Bank's liquidity, cash flow needs, capital planning, maturities of investments, deposits and borrowings, current market conditions and interest rates, and pricing of its deposit and loan products. The Chief Executive Officer, Chief Financial Officer, President and Executive Vice President of Business Development of the Savings Bank have authority to adjust pricing weekly with respect to the Savings Bank's retail deposits.

The Office of Thrift Supervision ("OTS") requires all regulated thrift institutions to calculate the estimated change in the Bank's net portfolio value (NPV) assuming instantaneous, parallel shifts in the Treasury yield curve of 100 to 300 basis points either up or down in 100 basis point increments. The NPV is defined as the present value of expected cash flows from existing assets less the present value of expected cash flows from existing liabilities plus the present value of net expected cash inflows from existing off-balance sheet contracts.

The OTS provides all institutions that file a schedule titled the Consolidated Maturity & Rate Schedule ("CMR") as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of NPV. The OTS simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of NPV. The OTS model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the Treasury yield curve shifts instantaneous and parallel up and down 100 to 300 basis points in 100 basis points increments. The OTS allows savings associations under $500 million in total assets to use the results of their interest rate sensitivity model, which is based on information provided by the savings association, to estimate the sensitivity of NPV.

The OTS model utilizes an option-based pricing approach to estimate the sensitivity of mortgage loans. The most significant embedded option in these types of assets is the prepayment option of the borrowers. The OTS model uses various price indications and prepayment assumptions to estimate the sensitivity of mortgage loans.

In the OTS model, the value of deposit accounts appears on the asset and liability side of the NPV analysis. In estimating the value of certificate of deposit accounts, the liability portion of the CD is represented by the implied value when comparing the difference between the CD face rate and available wholesale CD rates. On the asset side of the NPV calculation, the value of the "customer relationship" due to the rollover of retail CD deposits represents an intangible asset in the NPV calculation.

Other deposit accounts such as transaction accounts, money market deposit accounts, passbook accounts, and non-interest-bearing accounts also are included on the asset and liability side of the NPV calculation in the OTS model. The accounts are valued at 100% of the respective account balances on the liability side. On the assets side of the analysis, the value of the "customer relationship" of the various types of deposit accounts is reflected as a deposit intangible.

The NPV sensitivity of borrowed funds is estimated by the OTS model based on a discounted cash flow approach. The cash flows are assumed to consist of monthly interest payments with principal paid at maturity.

The following table presents the Savings Bank's NPV as of December 31, 2001, as calculated by the OTS in accordance with its model, based on information provided to the OTS by the Savings Bank. The chart does not include the impact of any interest or dividend earning assets held at the Company level. The effect of market rate shifts on these assets need not be reported to the OTS.

Change in Rates (Expressed as Basis Points)	Net Portfolio Value (NPV) (Dollars in Thousands)				
	NPV Expressed in $	$ Change(1)	Percent Change of Estimated NPV(2)	NPV Ratio(3)	Change(4)
+300	6,629	–7,627	–54	3.51	–358 bp
+200	9,269	–4,987	–35	4.80	–229 bp
+100	11,883	–2,373	–17	6.03	–106 bp
0	14,256			7.09	
–100	14,972	716	+5	7.35	+26 bp
–200(5)	—	—	—	—	—
–300(5)	—	—	—	—	—

(1) Represents the (deficiency) excess of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.

(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.

(3) Calculated as the estimated NPV divided by the present value of the Savings Bank's assets.

(4) Calculated as the (deficiency) excess of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

(5) Modeling for changes to rates at –200 and –300 basis points were not calculated at December 31, 2001 due to the federal funds rate being 1.75% at such date. A –200 and –300 basis point reduction to this federal funds rate would mean negative interest rates and therefore not practical.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Savings Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Savings Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Savings Bank's net interest income and will differ from actual results.

Based upon the above calculations, the percent change of estimated NPV for a 200 basis point increase in prevailing rates changed from a negative 46 at December 31, 2000 to a negative 35 at December 31, 2001. In addition, after a 200 basis point increase in prevailing rates, the resulting NPV ("Post-Shock Ratio") was 4.80% and the change in the NPV ("Sensitivity Measure") was –229 basis points at December 31, 2001. This compares to a 3.58% post-shock ratio and a –275 basis point sensitivity measure at December 31, 2000. The decrease in interest rate risk at December 31, 2001 compared to the prior year was the result of specific strategies undertaken by the Savings Bank, falling market rates and an increase in cash and cash equivalents of $9.8 million. Specific strategies include reducing originations of 30-year fixed-rate one-to-four family residential mortgages, controlling one-to-four family residential mortgage demand by selling these loans in the secondary market, investing in short-term mortgage-backed securities, strongly managing asset levels, strategically extending the terms of certificate of deposits, reducing debt, highlighting 5-year adjustable one-to-four family residential mortgages and maintaining effective spreads. ALCO realizes the importance in managing interest rate risk and will continue to implement strategies designed to reduce interest rate risk to more appropriate levels established by the Savings Bank's Board of Directors. Management will continue to review the NPV and Interest Rate Risk ("IRR") measurements and make necessary strategic decisions to manage interest rate risk effectively.

Results of Operations

The consolidated operating results of the Company and the Savings Bank depend primarily upon net interest income, which is determined by the difference between interest and dividend income on earning assets, principally loans, investment securities and other investments and mortgage-backed securities and interest expense on interest-bearing liabilities, which consist of deposits and advances from the Federal Home Loan Bank of Pittsburgh. Other than the stock of the Savings Bank, at December 31, 2001 the Company was holding only a loan receivable from the Prestige Bank Employee Stock Ownership Plan (the "ESOP"), a loan totaling $200,000, debt and equity securities with a market value totaling $854,000, interest-bearing deposits of $29,000, other assets of $160,000 and a money-market and checking account with the Savings Bank. At December 31, 2001, the Company had borrowed $314,000 from the Savings Bank to support cash levels. The loan is secured in accordance with applicable law. The consolidated net income of the Company also is affected by the Savings Bank's provision for loan losses, as well as the level of other consolidated income, including late charges, and other expenses, such as salaries and employee benefits, net occupancy and equipment expense, Federal deposit insurance and miscellaneous other expenses, and income taxes.

Average Balances, Interest Income, Interest Expense and Yields Earned and Rates Paid. The following table sets forth, for the periods and at the date indicated, information regarding the Company's average consolidated balance sheet. Information is based on average daily balances during the periods presented.

	At December 31, 2001	Year Ended December 31,								
	2001	2001			2000			1999		
	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
					(Dollars in Thousands)					
Interest-earning assets:										
Investment securities(1)	3.02%	$ 21,258	$ 1,173	5.52%	$ 27,232	$ 1,739	6.39%	$ 26,766	$ 1,634	6.11%
Loans receivable(2)										
Commercial	6.70	14,137	1,097	7.76	21,418	2,158	10.08	20,132	1,881	9.34
Real estate loans	7.20	115,446	8,223	7.12	119,515	8,606	7.20	101,421	7,421	7.32
Consumer	6.34	19,252	1,451	7.54	18,796	1,557	8.28	16,585	1,281	7.72
Total Loans Receivable	7.04	148,835	10,771	7.24	159,729	12,321	7.71	138,138	10,583	7.66
Mortgage-backed securities(1)	5.84	10,816	611	5.65	10,486	662	6.31	12,416	761	6.13
Other interest-earning assets	1.70	12,486	342	2.74	3,956	115	2.91	5,431	216	3.97
Total interest-earning assets	6.17%	$193,395	$12,897	6.67%	$201,403	$14,837	7.37%	$182,751	$13,194	7.22%
Non-interest-earning assets		5,004			4,504			5,352		
Total assets		$198,399			$205,907			$188,103		
Interest-bearing liabilities:										
Deposits	3.30%	$127,236	$ 4,870	3.83%	$122,079	$ 4,893	4.01%	$117,163	$ 4,525	3.86%
FHLB advances	6.15	57,217	3,608	6.31	67,116	4,123	6.14	54,040	3,007	5.56
Total interest-bearing liabilities	4.18%	$184,453	$ 8,478	4.60%	$189,195	$ 9,016	4.77%	$171,203	$ 7,532	4.40%
Non-interest-bearing liabilities		$ 2,071			$ 2,433			$ 1,956		
Total liabilities		$186,524			$191,628			$173,159		
Equity		11,875			14,279			14,944		
Total liabilities and equity		$198,399			$205,907			$188,103		
Net interest-earning assets		$ 8,942			$ 12,208			$ 11,548		
Net interest income/interest rate spread	1.99%		$ 4,419	2.07%		$ 5,821	2.60%		$ 5,662	2.82%
Net yield on interest-earning assets(3)				2.28%			2.89%			3.10%
Ratio of average interest-earning assets to average interest-bearing liabilities				104.85%			106.45%			106.75%

(1) The average yield for investment securities including held to maturity and available for sale is based upon historical amortized cost balances.

(2) Includes non-performing loans.

(3) Net interest income divided by interest-earning assets.

Rate/Volume Analysis. The Savings Bank typically acquires funds in the form of customer deposits or borrowings from the FHLB of Pittsburgh in which it is a member. The Savings Bank then pays interest on such deposits and advances. In turn, a savings association will lend these funds to third parties or purchase investment securities that generate interest income for the savings association. The Savings Bank also operates in an environment of changing interest rates and fluctuating volumes of deposits, advances from third parties, loans made to third parties and securities bought, sold or repaid. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's consolidated interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume.

	Year Ended December 31,							
	2001 vs. 2000				2000 vs. 1999			
	Increase (Decrease) Due to		Rate/	Total Increase	Increase (Decrease) Due to		Rate/	Total Increase
	Rate	Volume	Volume	(Decrease)	Rate	Volume	Volume	(Decrease)
	(Dollars in Thousands)							
Interest-earning assets:								
Loans receivable, net	$ (731)	$ (988)	$169	$(1,550)	$ 118	$1,615	$ 5	$1,738
Mortgage-backed securities	(70)	21	(2)	(51)	22	(118)	(3)	(99)
Investment securities	(237)	(381)	52	(566)	75	28	2	105
Other interest-earning assets	(7)	249	(15)	227	(58)	(59)	16	(101)
Total interest-earning assets	$(1,045)	$(1,099)	$204	$(1,940)	$ 157	$1,466	$ 20	$1,643
Interest-bearing liabilities:								
Deposits	$ (221)	$ 207	$ (9)	$ (23)	$ 176	$ 190	$ 2	$ 368
FHLB advances	111	(608)	(18)	(515)	313	727	76	1,116
Total interest-bearing liabilities	(110)	(401)	(27)	(538)	489	917	78	1,484
Increase (decrease) in net interest income	$ (935)	$ (698)	$231	$(1,402)	$(332)	$ 549	$(58)	$ 159

Net Income. The Company reported consolidated net income of $33,000 for fiscal 2001 and a consolidated net loss of $3.0 million and consolidated net income of $851,000 for the fiscal years ended December 31, 2000 and 1999, respectively. The net income of $33,000 for the year ended December 31, 2001 represented a $3.0 million increase from the $3.0 million net loss for the same period in 2000. This increase was primarily the result of decreases in the provision for losses on loans of $6.1 million and total other expenses of $177,000. This was partially offset by an income tax expense of $25,000 for the year ended December 31, 2001 compared to income tax benefit of $1.9 million for the same period in 2000. In addition, net interest income before provision for loan losses decreased 24.1% or $1.4 million. The primary reason for the decrease of $177,000 in other expenses was a $96,000 gain on termination of the pension plan, net of excise tax.

The net loss of $3.0 million for the year ended December 31, 2000 represented a $3.8 million decrease from the $851,000 net income for the same period in 1999. This decrease was primarily the result of increases in the provision for losses on loans of $5.9 million and increases in total other expenses of $489,000. This was partially offset by an income tax benefit of $1.9 million for the year ended December 31, 2000 compared to an income tax expense of $528,000 for the same period in 1999. In addition, net interest income before provision for loan losses increased 2.8% or $159,000.

Net Interest Income. Net interest income before provision for loan losses amounted to $4.4 million during fiscal 2001, compared to $5.8 million during fiscal 2000 and compared to $5.7 million during fiscal 1999. During fiscal 2001, the $1.4 million or 24.1% decrease in net interest income compared with fiscal 2000 was primarily attributable to a decrease in average loans receivable and a decrease in yields earned on average loans receivable. A decrease of $10.9 million occurred in average total loans receivable for fiscal 2001 compared to fiscal 2000 of which $7.3 million and $4.1 million was attributable to commercial business and one-to-four family residential loans, respectively. Average rates earned on loans receivable fell from 7.71% in 2000 to 7.24% in 2001.

The $1.9 million decrease in total interest income during the year ended December 31, 2001 over the prior comparable period was primarily due to a $1.6 million or 12.6% decrease in interest and fees on loans and a $566,000 decrease in interest and dividends on other investment securities. The decrease in interest earned on loans during fiscal 2001 was primarily due to a decline in average balances of loans receivable of $10.9 million or 6.8%. In addition, average rates earned on loans receivable fell from 7.71% in 2000 to 7.24% in 2001.

The decrease in interest expense in 2001, compared with 2000, of $538,000 was primarily a result of a decrease in the Savings Bank's average interest-bearing FHLB advances from $67.1 million to $57.2 million. Management utilized an excess cash position to decrease average borrowings in 2001. In addition, interest expense fell due to a decrease in the average rate paid on interest-bearing liabilities from 4.77% during fiscal 2000 to 4.60% during fiscal 2001.

During fiscal 2000, the $159,000 or 2.8%, increase in net interest income compared with fiscal 1999 was primarily attributable to an increase in total loans receivable. An increase of $21.6 million occurred in average total loans receivable for fiscal 2000 compared to fiscal 1999 of which $13.6 million was attributable to one-to-four family residential loans. Average balances of interest-earning assets increased $18.7 million or 10.2% while average interest-bearing liabilities increased $18.0 million, or 10.5%. The growth in average balances on interest-earning assets was the primary reason for the increased interest income of $1.6 million or 12.5% while the increased interest expense of $1.5 million or 19.7% occurred due to higher volume and rates.

The $1.6 million increase in total interest income during the year ended December 31, 2000 over the prior comparable period was primarily due to a $1.7 million or 16.4% increase in interest and fees on loans. The increase in interest earned on loans during fiscal 2000 was primarily due to a rise in average balances of loans receivable of $21.6 million or 15.6%. Management continued to grow its traditional one-to-four family residential loans from $96.2 million at December 31, 1999 to $103.3 million at December 31, 2000.

The increase in interest expense in 2000, compared with 1999, was primarily a result of an increase in the Savings Bank's average interest-bearing liabilities from $171.2 million to $189.2 million. This increase resulted from an increased volume of average deposits of $4.9 million or 4.2% and a $13.1 million or 24.2% increase in average borrowings. The increase in average borrowings developed to fund the growth in assets, primarily loans, of the Savings Bank. In addition, interest expense rose due to an increase in the average rate paid on interest-bearing liabilities from 4.40% during fiscal 1999 to 4.77% during fiscal 2000.

Provision for Loan Losses. For the year ended December 31, 2001, the provision for loan losses was $285,000. For the two years ended December 31, 2000 and 1999, provisions for loan losses were $6.4 million and $438,000, respectively. The decrease in provision for loan losses of $6.1 million for fiscal 2001 when compared to fiscal 2000 primarily resulted from a reduction in total and nonperforming commercial business and commercial real estate loans. Total commercial business and commercial real estate loans fell from $32.1 million at December 31, 2000 to $18.2 million at December 31, 2001. Total nonperforming commercial business and commercial real estate loans decreased from $5.4 million at December 31, 2000 to $1.6 million at December 31, 2001. These reductions occurred mainly due to the Bank completing a packaged commercial loan sale of approximately forty-nine loans to a third party in the fourth quarter 2001. The total face amount of the loans sold was $6.35 million of which $2.0 million had been charged-off prior to the sale. This sale resulted in a $1.9 million reduction in allowance for loan losses, but eliminated future losses with respect to such sold loans. Certain of these sold loans totaling $986,000 are accounted for as a financing transaction as defined by SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities — a Replacement of SFAS No. 125." See Note 8 of the "Notes to Consolidated Financial Statements" for further information. The Savings Bank establishes a provision for loan losses that is charged to operations. The allowance for loan losses is maintained at a level that is deemed to be appropriate based upon a comprehensive methodology that is to be updated on a monthly basis. This methodology includes:

- A detailed review of all criticized and impaired loans is performed to determine if any specific reserve allocations are required on an individual loan basis. The specific reserve established for these criticized and impaired loans is based on analysis of the loan's performance, the related collateral value, cash flow considerations and the financial capability of any guarantor.

- The application of reserve allocations to all outstanding loans, except commercial business and commercial real estate loans and certain unfunded commitments is based upon review of historical losses and qualitative factors, which include but are not limited to, economic trends, delinquencies, concentrations of credit, trends in loan volume, borrowers' experience and depth of management, examination and audit results, effects of any changes in lending policies and trends in policy exceptions.

- The application of reserve allocations for all commercial business and commercial real estate loans are calculated by using a risk rating system. All loans are assigned one of ten risk ratings based upon an internal review. For those loans where specific reserves are not established, reserve factors are applied to the outstanding loans in each risk rating, for purposes of determining the required reserves.

- The maintenance of a general reserve occurs in order to provide for management judgement and considers the impact of factors not fully reflected in historical loss experience. It also considers the impact of unknown events or circumstances that have occurred, but have not yet been identified by the Savings Bank through its credit administration process. It must be emphasized that a general unallocated reserve is prudent recognition of the fact that reserve estimates, by definition, lack precision.

After completion of this process, management evaluates the adequacy of the existing reserve and establishes the provision level for the next month. When it is determined that the prospects for recovery of the principal of a loan have significantly diminished, the loan is charged against the allowance account; subsequent recoveries, if any, are credited to the allowance account. In addition, nonperforming, delinquent loans greater than ninety days and problem loans are to be reviewed monthly to determine potential losses. Generally, consumer loans are considered losses when 180 days past due. The Savings Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. Therefore, the entire allowance for loan losses is available to absorb future loan losses in any loan category. During the year ended December 31, 2001, the Savings Bank charged off ten commercial real estate loans totaling $1.6 million, thirty-one commercial business loans totaling $731,000 and seventeen consumer loans totaling $275,000. These charged-off amounts include the $1.9 million associated with the fourth quarter 2001 commercial loan sale.

Although management utilizes its best judgment in providing for losses, there can be no assurance that the Savings Bank will not have to increase its provision for loan losses in the future as a result of future deterioration in commercial and consumer loans, future changes in the economy or for other adverse reasons discovered from the methodology described above. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's provision for loan losses and the carrying value of its nonperforming assets based on their judgments from information available at the time of their examination. The OTS last examined the Savings Bank as of June 30, 2001. The Savings Bank will continue its review of the commercial loan portfolio for any further developments and the allowance for loan loss will be adjusted accordingly.

Other Income. Total other income amounted to $951,000 for the year ended December 31, 2001, an increase of $30,000 or 3.3% from the $921,000 earned in fiscal 2000. Total other income, excluding gain on sale of investments and fixed assets and loss on foreclosed property, amounted to $871,000 for the year ended December 31, 2001, a decrease of $54,000 or 5.8% from the $925,000 earned in fiscal 2000. Decreased transaction fees of $53,000 accounted for this difference.

Total other income amounted to $921,000 for the year ended December 31, 2000, an increase of $51,000 or 5.9% from the $870,000 earned in fiscal 1999. Increased transaction fees of $131,000 accounted for the rise in total other income. The increase in transaction fees occurred due to an increase in transaction accounts, which include interest-bearing and non-interest-bearing checking accounts, from $21.0 million at December 31, 1999 to $22.9 million at December 31, 2000. The additional transaction accounts have also resulted in increased costs due to higher employee man-hours to administer such transactions.

Other Expenses. Total other expenses amounted to $5.0 million for the year ended December 31, 2001, a decrease of $177,000 or 3.4% from the $5.2 million incurred in fiscal 2000. The major factors for this decrease were $143,000 reduction in salaries and employee benefits, a $60,000 decrease in premises and occupancy costs and a $96,000 gain on termination of the pension plan, net of excise tax. This was partially offset by a $145,000 increase in legal and professional expenses associated with continuing to rectify asset quality concerns. The $143,000 decrease in salaries and employee benefits occurred mainly due to a reduction in pension plan periodic expenses.

Total other expenses amounted to $5.2 million for the year ended December 31, 2000, an increase of $489,000 or 10.4% from the $4.7 million incurred in fiscal 1999. The major factors for this increase were legal and consulting fees associated with rectifying asset quality concerns and regulatory matters raised in the Supervisory Agreement entered into with the OTS. Legal fees and consulting fees rose $140,000 and $122,000, respectively, in fiscal 2000 as compared to fiscal 1999. Another reason for the increases in total other expenses was a $78,000 or 3.2% rise in salaries and employee benefits. This increase occurred due to the hiring of two additional full-time employees in order to strengthen the commercial loan area and approved salary increases for its existing employees.

Income Taxes. For the fiscal year ended December 31, 2001, the Company had an income tax expense of $25,000 as compared to an income tax benefit of $1.9 million and an income tax expense of $528,000 for the fiscal years ended December 31, 2000 and 1999, respectively. The effective tax rate was 43.0% during the year ended December 31, 2001, compared to 38.8% during the year ended 2000, and 38.3% in fiscal 1999. For further information, see Note 12 of the "Notes to Consolidated Financial Statements."

Liquidity and Capital Resources

Cash flows are categorized as to whether they relate to the operating, investing or financing activities of the Company or the Savings Bank. Cash flow from operating activities includes net income plus or minus non-cash income statement items. Cash flow from investing activities includes proceeds from the sale or maturity of investment securities, principal payments collected on loans and mortgage-backed and related securities, loan originations and purchases of investments and mortgage-backed and related securities. Cash flow from financing activities includes the increase or decrease in deposits, borrowings and escrows.

During the years ended December 31, 2001 and 2000, the Company's operating activities provided net cash of approximately $1.2 million and $1.4 million, respectively. The $1.2 million net cash provided during the year ended December 31, 2001 was primarily due to a $1.1 million increase in other liabilities, $359,000 decrease in accrued interest receivable, $285,000 in provision for loan losses and $262,000 in depreciation of premises and equipment that was partially offset by a $788,000 increase in other assets and a $315,000 decrease in accrued interest payable. The $1.4 million net cash provided during the year ended December 31, 2000 was primarily due to $6.4 million in provision for loan losses and $317,000 in depreciation of premises and equipment that was partially offset by a net loss of $3.0 million and an increase in deferred income taxes of $2.0 million. The $1.9 million net cash provided during the year ended December 31, 1999 was primarily due to $851,000 in net income, $438,000 in provision for loan losses, and $344,000 in depreciation of premises and equipment.

Net cash provided by investing activities was $16.7 million for the year ended December 31, 2001. The reasons for this $16.7 million increase were the Savings Bank received $15.6 million in principal payments on existing loans in excess of new loans originated and $18.0 million in proceeds from calls of investment securities which were partially offset by $20.2 million purchases of available for sale investment and mortgage-backed securities. Net cash used by investing activities was $4.6 million for the year ended December 31, 2000. During the year ended December 31, 2000, the Savings Bank originated $8.8 million in new loans in excess of principal payments received on existing loans which was partially offset by $1.7 million of principal payments on mortgaged-backed securities and a maturity of $1.0 million held to maturity security. Net cash used by investing activities was $29.4 million for the year ended December 31, 1999. The primary reason for the $29.4 million net cash used by investing activities was that the Savings Bank originated $27.5 million in new loans in excess of principal payments received on existing loans.

During fiscal 2001, the Savings Bank experienced an $8.0 million decrease in net cash provided by financing activities primarily due to $10.5 million in payments on Federal Home Loan Bank advances. This was partially offset by an increase in deposit accounts of $2.7 million. During fiscal 2000, the Savings Bank experienced a $3.8 million increase in net cash provided by financing activities primarily due to increases in certificate accounts of $2.2 million and increases in net Federal Home Loan Bank advances of $3.3 million. This was partially offset by a decrease in money market, NOW and passbook savings accounts ("Core Deposits") of $893,000, purchases of treasury stock of $453,000 and cash dividends of $202,000. Net cash provided by financing activities for the year ended December 31, 1999, was $22.5 million, attributable to increases in core deposits and certificate accounts of $8.9 million and $1.9 million, respectively, and increases in net Federal Home Loan Bank advances of $12.0 million. This was partially offset by cash dividends paid of $236,000 and treasury stock purchases of $85,000.

The primary sources of funds for the Savings Bank are deposits, advances from the FHLB of Pittsburgh, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and funds provided from operations. The primary sources of funds for the Company are dividends from the Savings Bank, repayments by the ESOP of the loan it received from the Company, loan repayments from the loan made by the Company, interest and dividends on debt and equity investments in other companies and interest earned on deposits of the Company held at Savings Bank and short-term investments. While scheduled loan and mortgage-backed securities repayments and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed securities prepayments, and investment securities with callable features are greatly influenced by the movement of interest rates in general, economic conditions or competition. The Savings Bank manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable by the ALCO. In addition, the Savings Bank invests in short-term interest-earning assets, which provides liquidity to meet lending requirements. The Savings Bank has also utilized advances from the FHLB of Pittsburgh. At December 31, 2001, the Savings Bank's maximum borrowing capacity with the FHLB of Pittsburgh was $103.8 million of which $55.8 million was borrowed pursuant to various term loans with maturities of less than ten years.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as cash and cash equivalents, interest-bearing deposits with other institutions (including the FHLB of Pittsburgh), U.S. Government, U.S. Government agencies and other qualified investments. On a longer-term basis, the Company, through the operation of the Savings Bank, maintains a strategy of investing in various mortgage-backed securities and other investment securities and lending products as described in greater detail under the heading "Business of the Company," which is hereinafter set forth. During the year ended December 31, 2001, the Savings Bank used its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, to fund loan commitments, to purchase mortgage-backed securities and to increase the Savings Bank's one-to-four family mortgage loan and consumer loan portfolios. The Savings Bank has outstanding loan commitments (i.e. one-to-four family and home equity loan commitments, credit card limits and commercial loan commitments) to extend credit approximating $10.0 million as of December 31, 2001. Certificates of deposit scheduled to mature in one year or less at December 31, 2001 totaled $37.9 million.

Consolidated cash and cash equivalents increased by $9.8 million between December 31, 2000 and December 31, 2001. As of December 31, 2001, the consolidated cash and cash equivalents of the Company amounted to $15.7 million or 8.1% of assets, of which $14.5 million was invested in interest-bearing accounts with the FHLB of Pittsburgh withdrawable on demand. The investment securities (including mortgage-backed securities) of the Company and the Savings Bank were $31.2 million or 16.0% of assets at December 31, 2001. As of December 31, 2001, $500,000 of such investment securities (including mortgage-backed securities) of the Company and the Savings Bank mature within five years or less. The Company's consolidated net interest margin was 2.28% for the year ended December 31, 2001 compared to 2.89% for the same period in 2000.

Consolidated cash and cash equivalents increased by $673,000 between December 31, 1999 and December 31, 2000. As of December 31, 2000, the consolidated cash and cash equivalents of the Company amounted to $5.9 million or 2.9% of assets, of which $4.6 million was invested in interest-bearing accounts with the FHLB of Pittsburgh withdrawable on demand. The investment securities (including mortgage-backed securities) of the Company and the Savings Bank was $31.2 million or 15.4% of assets at December 31, 2000. As of December 31, 2000, $502,000 of such investment securities (including mortgage-backed securities) of the Company and the Savings Bank mature within one year or less and $3.5 million have maturities of one to five years. The Company's consolidated net interest margin was 2.89% for the year ended December 31, 2000 compared to 3.10% for the same period in 1999.

Management of the Savings Bank believes that the Savings Bank has adequate resources, including principal prepayments and repayments of loans, mortgage-backed securities and maturing investments and access to loans from the FHLB of Pittsburgh, to fund all of its commitments to the extent required and to maintain flexibility to meet other market changes. Management believes that a significant portion of maturing deposits will remain with the Savings Bank. See Note 9 of the Notes to Consolidated Financial Statements.

The Savings Bank is required by the OTS to maintain average daily balances of liquid assets (as defined in OTS regulations) in an amount equal to 4.0% of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank's average monthly liquidity ratio at December 31, 2001 was 39.6%.

The Company, as a separately incorporated holding company, has no significant operations other than serving as sole stockholder of the Savings Bank. On an unconsolidated basis, the Company has no paid employees. The Company has entered into a reimbursement agreement with the Savings Bank pursuant to which the Company will reimburse the Savings Bank for certain work performed by Savings Bank employees at the Company level. At December 31, 2001, the Company's assets consist of its investment in the Savings Bank, its receivable from the ESOP, a loan totaling $200,000, debt and equity investments with an aggregate market value of $854,000 at December 31, 2001, interest-bearing deposits of $29,000, other assets of $160,000 and deposits maintained with the Savings Bank. At December 31, 2001, the Company had borrowed $314,000 from the Savings Bank to support cash levels. The loan is adequately secured in accordance with applicable law. Its sources of income will consist of earnings from the investment in such debt and equity securities, interest on such deposits and interest from the ESOP obligation and the repayment from the one loan. The only expenses of the Company relate to its reporting obligations to the OTS, its reporting obligations under the Exchange Act and related expenses to operate as a publicly traded company. Management believes that the Company and the Savings Bank currently have adequate liquidity available to respond to its obligations.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's consolidated assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

The FASB has also issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This statement addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001 except for goodwill and intangible assets acquired after June 30, 2001 which will be subject immediately to the nonamortization and amortization provisions of this Statement.

The FASB has also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of this Statement are required to be applied starting with fiscal years beginning after June 15, 2002.

The FASB has also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001.

The impact and adoption of these standards is not expected to materially affect the Company's financial condition or results of operations.

Earnings Per Common Share

The Company follows SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, earnings per share are classified as basic earnings per share and diluted earnings per share. Basic earnings per share includes only the weighted average common shares outstanding. Diluted earnings per share includes the weighted average common shares outstanding and any dilutive common stock equivalent shares in the calculation. Treasury shares are treated as retired for earnings per share purposes.

The following table reflects the calculation of earnings per share under SFAS No. 128.

	Year Ended December 31,		
	2001	2000	1999
Basic earnings (loss) per share(1):			
Net income (loss)	$ 32,816	$(2,964,160)	$ 851,314
Average shares outstanding	978,678	984,641	1,025,154
Earnings (loss) per share	$ .03	$ (3.01)	$ 0.83
Diluted earnings (loss) per share(1):			
Net income (loss)	$ 32,816	$(2,964,160)	$ 851,314
Average shares outstanding	978,678	984,641	1,025,154
Stock options	8	—	169
Diluted average shares outstanding	978,686	984,641	1,025,323
Earnings (loss) per share	$ .03	$ (3.01)	$ 0.83

(1) On February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 which was paid on March 19, 1999. In addition, on May 16, 2001, the Board of Directors declared a stock dividend of 12% to shareholders of record of June 1, 2001 which was paid on June 15, 2001. All per share data have been restated to reflect the stock dividends.

Options to purchase 96,759, 106,210 and 94,826 shares of common stock were outstanding during fiscal 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per common share as the option's exercise price was greater than the average market price of the common stock for the respective periods.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board
of Directors of Prestige Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Prestige Bancorp, Inc. (a Pennsylvania Corporation) (the Corporation) and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prestige Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
February 18, 2002

PRESTIGE BANCORP, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
ASSETS:		
Cash and due from banks	$ 1,242,333	$ 1,223,252
Interest-bearing deposits with banks	14,479,347	4,647,771
Investment securities—		
Available for sale	25,045,805	8,911,314
Held to maturity (market value $6,240,703 and $21,924,761, respectively)	6,173,341	22,243,491
Loans	139,249,088	156,937,253
Less—Deferred costs, net	(48,388)	(15,244)
Allowance for loan losses	1,166,606	3,387,779
Loans in process	630,795	148,120
Net loans	137,500,075	153,416,598
Federal Home Loan Bank stock, at cost	2,790,000	3,689,900
Premises and equipment, net	2,149,562	2,343,491
Accrued interest receivable	942,307	1,301,026
Deferred tax asset, net	2,152,870	2,411,016
Other assets	2,309,911	1,587,097
Total assets	$194,785,551	$201,774,956
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits—		
Noninterest-bearing deposits	$ 6,640,440	$ 8,023,201
Interest-bearing deposits	117,810,263	113,770,089
Total deposits	124,450,703	121,793,290
Federal Home Loan Bank advances	55,800,000	66,300,000
Advance payments by borrowers for taxes and insurance	734,813	884,319
Accrued interest payable	333,043	648,145
Other liabilities	1,709,744	599,270
Total liabilities	183,028,303	190,225,024
STOCKHOLDERS' EQUITY:		
Preferred stock, $1.00 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $1.00 par value; 10,000,000 shares authorized, 1,301,511 shares issued at December 31, 2001; 1,162,313 shares issued at December 31, 2000	1,301,511	1,162,313
Treasury stock at cost; 242,140 shares at December 31, 2001 and December 31, 2000, respectively	(2,699,348)	(2,699,348)
Additional paid in capital	12,780,907	11,588,778
Unearned ESOP shares	(574,280)	(615,670)
Retained earnings	1,085,469	2,377,690
Accumulated other comprehensive loss	(137,011)	(263,831)
Total stockholders' equity	11,757,248	11,549,932
Total liabilities and stockholders' equity	$194,785,551	$201,774,956

The accompanying notes are an integral part of these statements.

PRESTIGE BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
INTEREST INCOME:			
Interest and fees on loans	$10,770,613	$12,321,324	$10,582,966
Interest on mortgage-backed securities	610,849	661,392	761,098
Interest and dividends on other investment securities	1,173,490	1,738,795	1,634,498
Interest on deposits in other financial institutions	342,268	115,176	215,844
Total interest income	12,897,220	14,836,687	13,194,406
INTEREST EXPENSE:			
Interest on deposits	4,869,998	4,892,599	4,525,058
Advances from Federal Home Loan Bank	3,607,974	4,123,462	3,006,736
Total interest expense	8,477,972	9,016,061	7,531,794
Net interest income	4,419,248	5,820,626	5,662,612
PROVISION FOR LOAN LOSSES	285,000	6,382,865	438,000
Net interest income (loss) after provision for loan losses	4,134,248	(562,239)	5,224,612
OTHER INCOME:			
Fees and service charges	855,829	909,201	777,948
Gain on sale of investments	34,395	9,491	72,789
Gain on sale of fixed assets	46,434	2,660	5,370
Loss on sale of foreclosed property	(1,205)	(16,978)	—
Other income, net	15,336	16,486	13,684
Total other income	950,789	920,860	869,791
OTHER EXPENSES:			
Salaries and employee benefits	2,412,918	2,556,030	2,478,436
Gain on termination of pension plan, net of excise tax	(95,769)	—	—
Premises and occupancy costs	532,828	592,781	584,211
Federal deposit insurance premiums	61,118	24,864	65,151
Data processing costs	285,847	276,642	257,581
Advertising costs	107,190	130,024	118,764
Transaction processing costs	324,298	350,280	309,491
ATM transaction fees	164,594	184,132	151,817
Legal and professional expenses	666,979	522,418	252,324
Other expenses	567,447	566,331	497,055
Total other expenses	5,027,450	5,203,502	4,714,830
Income (loss) before income tax expense (benefit)	57,587	(4,844,881)	1,379,573
INCOME TAX EXPENSE (BENEFIT)	24,771	(1,880,721)	528,259
NET INCOME (LOSS)	$ 32,816	$(2,964,160)	$ 851,314
PER COMMON SHARE DATA(1):			
Basic:			
Net income (loss)	$ 0.03	$ (3.01)	$ 0.83
Average number of common shares outstanding	978,678	984,641	1,025,154
Diluted:			
Net income (loss)	$ 0.03	$ (3.01)	$ 0.83
Average number of common shares outstanding	978,686	984,641	1,025,323
Cash dividends declared	$ —	$ 0.19	$ 0.21

(1) On February 17, 1999, the Board of Directors declared a 5% stock dividend to shareholders of record of March 2, 1999 payable on March 19, 1999. In addition, on May 16, 2001, the Board declared a 12% stock dividend to shareholders of record of June 1, 2001 payable on June 15, 2001. All per share data have been restated to reflect the stock dividends.

The accompanying notes are an integral part of these statements.

PRESTIGE BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001, 2000 and 1999

	Comprehensive Income (Loss)	Common Stock $1.00 Par Value	Treasury Stock	Additional Paid-in Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
BALANCE, December 31, 1998		$1,100,090	$(2,161,243)	$10,727,677	$(690,380)	$ 5,826,182	$ (42,421)	$14,759,905
Allocation of 4,878 ESOP shares ..		—	—	23,743	36,070	—	—	59,813
Cash dividends declared		—	—	—	—	(236,380)	—	(236,380)
Treasury stock purchases, 7,840 Shares		—	(85,375)	—	—	—	—	(85,375)
Stock dividend declared:								
Common stock (5% per share) ..		62,223	—	830,321	—	(892,544)	—	—
Cash in lieu of stock		—	—	—	—	(4,901)	—	(4,901)
Net income	$ 851,314	—	—	—	—	851,314	—	851,314
Net unrealized losses on available for sale securities, net of tax of $228,698	(343,047)	—	—	—	—	—	(343,047)	(343,047)
Reclassification adjustment for gains realized in net income net of tax of $24,749	(48,040)	—	—	—	—	—	(48,040)	(48,040)
Comprehensive income	$ 460,227							
BALANCE, December 31, 1999		1,162,313	(2,246,618)	11,581,741	(654,310)	5,543,671	(433,508)	14,953,289
Allocation of 5,226 ESOP shares ..		—	—	7,037	38,640	—	—	45,677
Cash dividends declared		—	—	—	—	(201,821)	—	(201,821)
Treasury stock purchases, 49,110 shares		—	(452,730)	—	—	—	—	(452,730)
Net loss	$(2,964,160)	—	—	—	—	(2,964,160)	—	(2,964,160)
Net unrealized gains on available for sale securities, net of tax of $109,259	163,888	—	—	—	—	—	163,888	163,888
Reclassification adjustment for gains realized in net income net of tax of $3,702	5,789	—	—	—	—	—	5,789	5,789
Comprehensive loss	$(2,794,483)							
BALANCE, December 31, 2000		1,162,313	(2,699,348)	11,588,778	(615,670)	2,377,690	(263,831)	11,549,932
Allocation of 5,598 ESOP shares ..		—	—	8,946	41,390	—	—	50,336
Net income	$ 32,816	—	—	—	—	32,816	—	32,816
Net unrealized gains on available for sale securities, net of tax of $71,715	107,572	—	—	—	—	—	107,572	107,572
Reclassification adjustment for gains realized in net income net of tax of $15,147	19,248	—	—	—	—	—	19,248	19,248
Stock dividend declared:								
Common stock (12% per share)		139,198	—	1,183,183	—	(1,322,381)	—	—
Cash in lieu of stock		—	—	—	—	(2,656)	—	(2,656)
Comprehensive income	$ 159,636							
BALANCE, December 31, 2001		$1,301,511	$(2,699,348)	$12,780,907	$(574,280)	$ 1,085,469	$(137,011)	$11,757,248

The accompanying notes are an integral part of these statements.

PRESTIGE BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
OPERATING ACTIVITIES:			
Net income (loss)	$ 32,816	$ (2,964,160)	$ 851,314
Adjustments to reconcile net income to net cash provided (used) by operating activities—			
Depreciation of premises and equipment	261,807	317,403	344,145
Amortization of premiums and discounts, net	(29,312)	(257)	16,821
Non cash compensation expense related to MRP Plan	64,688	135,172	223,990
Non cash compensation expense related to ESOP benefit	60,306	58,397	75,098
Loss on sale of mutual funds	—	—	17,625
Loss on sale of available for sale investment securities	—	8,877	—
Loss on sale of available for sale mortgage-backed securities	—	2,270	—
Gain on sale of equity securities	(29,883)	(20,637)	(90,414)
Gain on calls of held to maturity investment securities	(2,741)	—	—
Gain on sale of premises and equipment	(1,778)	—	—
Provision for loan losses	285,000	6,382,865	438,000
Increase (decrease) in other liabilities	1,100,504	89,992	(27,926)
(Decrease) increase in accrued interest payable	(315,102)	225,174	188,529
Decrease in income taxes payable	—	(163,736)	(8,350)
Decrease (increase) in deferred income taxes, net	173,600	(1,976,017)	(197,130)
Decrease (increase) in accrued interest receivable	358,719	(123,546)	(60,920)
(Increase) decrease in other assets	(787,502)	(532,783)	116,590
Total adjustments	1,138,306	4,403,174	1,036,058
Net cash provided by operating activities	1,171,122	1,439,014	1,887,372
INVESTING ACTIVITIES:			
Loan originations	(35,240,124)	(52,152,380)	(73,366,281)
Principal payments on loans	48,340,003	43,315,270	45,882,762
Proceeds from loans sold	2,531,644	—	—
Proceeds from calls and maturities of held to maturity investment securities	14,500,000	1,000,000	3,500,000
Proceeds from calls of available for sale investment securities	3,500,000	—	—
Proceeds from sale of available for sale mutual funds	—	—	733,931
Proceeds from sale of available for sale mortgaged-backed securities	—	593,798	—
Proceeds from sale and calls of available for sale investment securities	—	991,126	1,000,000
Proceeds from sale of equity securities	260,893	197,939	199,690
Return of capital on investment securities	—	—	10,530
Purchases of held to maturity investment securities	—	—	(4,500,000)
Purchases of available for sale investment securities	(10,213,002)	(36,307)	(2,614,983)
Principal payments on available for sale mortgage-backed securities	591,604	625,772	514,078
Principal payments on held to maturity mortgage-backed securities	1,373,744	1,049,212	1,727,584
Principal payments on held to maturity investment securities	196,023	62,372	372,797
Purchases of available for sale mortgage-backed securities	(10,000,300)	—	(1,500,000)
Purchases of premises and equipment	(103,100)	(157,549)	(212,881)
Proceeds from sale of premises and equipment	37,000	—	—
Redemption (purchase) of Federal Home Loan Bank stock	899,900	(41,000)	(1,100,000)
Net cash provided (used) by investing activities	16,674,285	(4,551,747)	(29,352,773)
FINANCING ACTIVITIES:			
(Decrease) increase in advance payments by borrowers for taxes and insurance	(149,506)	(183,689)	44,778
Purchases of MRP shares	—	(1,850)	—
Proceeds from Federal Home Loan Bank advances	—	180,250,000	51,100,000
Payments on Federal Home Loan Bank advances	(10,500,000)	(176,927,000)	(39,100,000)
Net increase (decrease) in money market, NOW and passbook savings accounts	1,960,722	(893,453)	8,912,540
Net increase in certificate accounts	696,691	2,195,986	1,880,095
Purchases of treasury stock	—	(452,730)	(85,375)
Common stock cash dividends paid	—	(201,821)	(236,380)
Cash in lieu of stock dividend on fractional shares	(2,657)	—	(4,901)
Net cash (used) provided by financing activities	(7,994,750)	3,785,443	22,510,757
Net increase (decrease) in cash and cash equivalents	9,850,657	672,710	(4,954,644)
CASH AND CASH EQUIVALENTS, beginning of year	5,871,023	5,198,313	10,152,957
CASH AND CASH EQUIVALENTS, end of year	$ 15,721,680	$ 5,871,023	$ 5,198,313
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for income taxes	$ 21,400	$ 801,100	$ 700,600
Cash paid during the year for interest on deposits and borrowings	$ 8,793,073	$ 8,790,886	$ 7,343,265
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITY:			
Loans transferred to real estate owned	$ —	$ 179,149	$ —

The accompanying notes are an integral part of these statements.

1. BASIS OF ORGANIZATION:

On February 14, 1996, the Board of Directors of Prestige Bank, F.S.B. (the Bank) adopted a Plan of Conversion (the Plan) from a federally chartered mutual savings bank to a federally chartered stock savings bank and the issuance of its stock to Prestige Bancorp, Inc., (the Corporation), a Pennsylvania corporation.

The Corporation sold 963,023 shares of its common stock (including 77,041 shares to its newly formed Employee Stock Ownership Trust (the ESOP)), at $10.00 per share. Simultaneously there was a corresponding exchange of all of the Bank's stock for approximately 50% of the net offering proceeds. The remaining portion of the net proceeds were retained by the Corporation net of $770,410 which was loaned to the ESOP for its purchase. The conversion and public offering was completed on June 27, 1996 with net proceeds from the offering, net of the ESOP loan, totaling $8,188,394, after offering expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Prestige Bancorp, Inc. through its wholly-owned subsidiary, the Bank, is primarily engaged in the business of attracting deposits in the form of savings accounts and investing such funds in the origination or purchase of commercial loans, residential mortgage loans and consumer loans, including credit card services, and in mortgage-backed and other securities. The Bank conducts its business through four offices located in the greater Pittsburgh metropolitan area.

Regulations

The Corporation announced on September 25, 2000 that the Savings Bank entered into a Supervisory Agreement with the Office of Thrift Supervision (the "OTS"). This Supervisory Agreement formalized the understandings of the OTS and the Bank pursuant to an informal directive issued by the OTS to the Bank on May 17, 2000.

In conjunction with a routine regulatory examination of the Bank by the OTS, the OTS requested the Bank to enter into the Supervisory Agreement. The Supervisory Agreement was signed on September 20, 2000, (the "Effective Date") and, among other things, places restrictions on the Bank's growth. The Bank may seek modification of this limitation on growth by submission of a written request to the Regional Director of the OTS ("Regional Director") and by obtaining the prior written approval of the Regional Director. Under the Supervisory Agreement, the Bank may not increase its assets in an amount exceeding net interest credited on deposit liabilities (or earnings credited on share accounts) during any calendar quarter, without prior written approval of the Regional Director. Additionally, the Supervisory Agreement requires the Bank or its Board of Directors to review and revise various policies including 1) interest rate risk management, 2) strategic planning to direct the operations and affairs of the Bank and in managing and reducing the interest rate risk of the Bank, 3) investment and underwriting policies, 4) transactions with the affiliates of the Bank, and 5) internal loan and asset classifications policies. The Supervisory Agreement continues the restriction imposed on the Bank by the directive not to extend loans for a business purpose except for those business loans which the Bank was committed to extend on or before May 17, 2000 or which were loans in process. This restriction on the extension of new loans for a business purpose also extends to renewals of business loans with revolving credit or balloon loan features at maturity. The Bank may request that the Regional Director waive this limitation on the extension of an individual commercial loan to a customer, including any revised terms or renewal of a business loan. The restrictions on the Bank's operations were immediately effective and the Supervisory Agreement will remain in place until terminated by the OTS.

The Corporation has worked closely with the OTS to implement the Supervisory Agreement and believes it has materially complied with the Agreement to date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:—*Continued*

The following comprise the significant accounting policies that the Corporation follows in preparing and presenting its financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in preparing the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents in the accompanying statements of cash flows include cash and due from banks and interest-bearing deposits primarily with banks. Interest-bearing deposits are on deposit with domestic banks and are due within three months. The Corporation had no deposits in foreign banks or in foreign branches of United States banks. Cash and due from banks at December 31, 2001 and 2000 included $478,000 and $492,000, respectively, of reserves required to be maintained under Federal Reserve Bank regulations. In addition, cash and due from banks at December 31, 2001 and 2000 include $23,000 and $0, respectively, of reserves required to be maintained under our credit card program.

Investment Securities

Securities are classified at the time of purchase as investment securities held to maturity if it is management's intent and the Corporation has the ability to hold the securities until maturity. Debt securities classified as held to maturity are carried on the Corporation's books at cost, adjusted for amortization of premium and accretion of discount using the interest method. Alternatively, investments are classified as available for sale if it is management's intent at the time of purchase to hold the securities for an indefinite period of time and/or to use the investments as part of the Corporation's asset/liability management strategy. Investments classified as available for sale include securities that may be sold to effectively manage interest rate risk exposure, prepayment risk and other factors (such as liquidity requirements). These available for sale securities are reported at fair value with unrealized aggregate appreciation (depreciation) excluded from income and included in other comprehensive income (loss) on a net of tax basis. Gains or losses on the sale of available for sale securities are recognized in income upon realization using the specific identification method. The Corporation presently is not authorized by its Board of Directors and does not engage in trading activity.

Loans Receivable

Loans receivable are stated at their unpaid principal balances, including any allowances for inherent loss.

Interest on loans is credited to income as earned. Accrual of interest income is discontinued when reasonable doubt exists regarding collectability, generally when payment of principal or interest is 90 days or more past due and repayment is less than assured. For loans that have been placed on a nonaccrual basis, previously accrued but unpaid interest is reversed and subsequently recognized only to the extent payment is received and recovery of principal is assured. Generally, consumer loans are considered losses when 180 days past due.

Allowance for Loan Losses

The allowance for loan losses is maintained to provide for inherent losses in the loan portfolio. It is based on estimates, and ultimate losses may vary from current estimates. These estimates are continually reviewed and, as adjustments become necessary, they are reported in earnings in the period in which they become known. The allowance for loan losses is established through a provision charged to expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:—*Continued*

The Bank follows SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was subsequently amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures." SFAS No. 114 addresses the treatment and disclosure of certain loans where it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. This standard defines the term "impaired loan" and indicates the method used to measure the impairment. The measurement of impairment may be based upon (a) the present value of expected future cash flows discounted at the loan's effective interest rate; (b) the observable market price of the impaired loan; or (c) the fair value of the collateral of a collateral dependent loan.

The Corporation's policy is to review separately each of its commercial business, commercial real estate and commercial real estate construction loans in order to determine if a loan is impaired. The Corporation also has identified two pools of small-dollar-value homogeneous loans for one-to-four family real estate/construction loans and for consumer loans that are evaluated collectively for impairment. As facts such as a significant delinquency in payments of 90 days or more, a bankruptcy or other circumstances become known on specific loans within either loan pool, individual loans are reviewed and are removed from the pool if deemed to be impaired.

The Corporation considers its specifically identified impaired loans to be collateral dependent; therefore, the fair value of the collateral of the impaired loans is evaluated in measuring the impairment. For its two loan pools, the Corporation calculates expected loan losses using a formula approach based upon historical experience and qualitative factors, which include but are not limited to, economic trends, delinquencies, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any changes in lending policies and trends in policy exceptions. The Corporation's policy is to recognize interest on a cash basis for impaired loans and to charge off impaired loans when deemed uncollectable.

Origination Fees and Costs

The Corporation defers all nonrefundable fees and capitalizes all material direct costs associated with each loan originated. The deferred fees and capitalized costs are accreted or amortized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Corporation's historical prepayment experience.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the related assets that are from 2 to 50 years. Repairs and maintenance are charged to expense as incurred.

Deposits

Interest on deposits is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the respective accounts.

Employee Benefits

In 2001, the Corporation terminated its noncontributory defined benefit pension plan covering substantially all employees of the Bank. Prior to the termination of the Pension Plan, pension costs were charged to expense. The Bank maintains a 401(k) plan for employees. The Bank does not match any employee contributions.

Effective June 27, 1996, the Corporation established the ESOP plan, which acquired 77,041 shares, or 104,190 shares adjusted for the 15% stock dividend in the second quarter of 1998, 5% stock dividend in the first

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:—*Continued*

quarter of 1999 and 12% stock dividend in the second quarter of 2001 in connection with the Plan of Conversion. As of December 31, 2001 and 2000, 77,664 and 83,262 shares, respectively, remain unearned.

On April 23, 1997, the Board of Directors and shareholders formally approved the Corporation's Stock Option Plan (the Option Plan) and Management Recognition and Retention Plan and Trust (the MRP Plan).

See Notes 13, 14 and 15 for additional information.

Income Taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Earnings Per Common Share

The Company follows SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, earnings per share are classified as basic earnings per share and diluted earnings per share. Basic earnings per share is computed based upon only the weighted average common shares outstanding. Diluted earnings per share is computed based upon the weighted average common shares outstanding and any dilutive effect of common stock equivalent shares and other convertible securities in the calculation. Treasury shares are treated as retired for earnings per share purposes.

The following table reflects the calculation of earnings per share under SFAS No. 128.

	Year Ended December 31,		
	2001	2000	1999
Basic earnings (loss) per share(1):			
Net income (loss)	$ 32,816	$(2,964,160)	$ 851,314
Average shares outstanding	978,678	984,641	1,025,154
Earnings (loss) per share	$ .03	$ (3.01)	$ .83
Diluted earnings (loss) per share(1):			
Net income (loss)	$ 32,816	$(2,964,160)	$ 851,314
Average shares outstanding	978,678	984,641	1,025,154
Stock options	8	—	169
Diluted average shares outstanding	978,686	984,641	1,025,323
Earnings (loss) per share	$ .03	$ (3.01)	$ .83

(1) On February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 payable on March 19, 1999. In addition, on May 16, 2001, the Board of Directors declared a stock dividend of 12% to shareholders of record of June 1, 2001 payable on June 15, 2001. All per share data have been restated to reflect the stock dividends.

Options to purchase 96,759, 106,210 and 94,826 shares of common stock were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per common share as the option's exercise price was greater than the average market price of the common stock for the respective periods.

Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the reporting is required of all changes in the equity of an enterprise that result from recognized transactions and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:—*Continued*

other economic events of the period other than transactions with owners in their capacity as owners. Prior to the adoption of this standard during the first quarter 1998, some of those changes in equity were displayed in the income statement, while others were included directly in balances within a separate component of equity in a statement of financial position.

Business Segments

Financial Accounting Standards No. 131, "Disclosures about Segments of a Business Enterprise and Related Information" ("SFAS 131") requires certain information to be reported about operating segments on a basis consistent with the Company's internal organizational structure. The Company is operated as a single segment which is community banking. As such, financial information for this segment does not differ materially from the information provided in the consolidated financial statements.

Risk Management Overview

Risk identification and management are essential elements for the successful management of the Corporation. In the normal course of business, the Bank is subject to various types of risk, including interest rate, credit and liquidity risk. The Corporation strives to control and monitor these risks with policies, procedures and various levels of managerial and Board oversight.

Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of assets and liabilities. The Corporation strives to manage its interest rate risk using its asset liability management policy.

Credit risk represents the possibility that a customer may not perform in accordance with contractual terms. Credit risk results from extending credit to customers and purchasing securities. The Corporation's primary credit risk occurs in the loan portfolio. The Corporation uses its credit policy and evaluation of the adequacy of the allowance for loan losses to strive to control and manage credit risk. The Corporation's investment policy indicates the amount of credit risk that may be assumed in the investment portfolio.

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and the Federal Home Loan Bank (FHLB). The Corporation uses its asset liability management policy and its FHLB borrowing capacity to strive to manage liquidity risk.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates. The Corporation's most significant estimate is the allowance for loan losses.

Future Accounting Standards

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The provisions of this Statement apply to all business combinations initiated

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:—*Continued*

after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

The FASB has also issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This statement addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001 except for goodwill and intangible assets acquired after June 30, 2001 which will be subject immediately to the nonamortization and amortization provisions of this Statement.

The FASB has also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of this Statement are required to be applied starting with fiscal years beginning after June 15, 2002.

The FASB has also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001.

The impact and adoption of these standards is not expected to materially affect the Corporation's financial condition or results of operations.

3. INVESTMENT SECURITIES:

The cost and market values of investment securities are summarized as follows:

Investment securities available for sale:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. government and government agency obligations:				
Due after one and within five years	$ 500,000	$10,625	$ —	$ 510,625
Corporate Debentures:				
Due after ten years	494,276	—	38,625	455,651
Federal Home Loan Mortgage Corporation (FHLMC) certificates:				
Due after ten years	1,446,507	9,072	—	1,455,579
Government National Mortgage Association (GNMA) certificates:				
Due after ten years	9,939,871	1,751	45,020	9,896,602
Federal National Mortgage Association (FNMA) certificates:				
Due after ten years	1,069,293	4,692	—	1,073,985
Mutual fund investment	10,800,838	—	851	10,799,987
Common stock portfolio	1,023,372	—	169,996	853,376
	$25,274,157	$26,140	$254,492	$25,045,805

The maturities within the table above are based upon contractual maturity.

3. INVESTMENT SECURITIES:—*Continued*

Investment securities held to maturity:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. government and government agency obligations:				
Due after ten years	$1,108,774	$12,204	$ 3,166	$1,117,812
Federal Home Loan Mortgage Corporation (FHLMC) certificates:				
Due after five and within ten years	1,737,631	59,505	—	1,797,136
Due after ten years	709,067	22	4,379	704,710
Government National Mortgage Association (GNMA) certificates:				
Due after ten years	1,164,567	13,587	5,429	1,172,725
Federal National Mortgage Association (FNMA) certificates:				
Due after ten years	1,453,302	—	4,982	1,448,320
	$6,173,341	$85,318	$17,956	$6,240,703

The maturities within the table above are based upon contractual maturity.

Investment securities available for sale:

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. government and government agency obligations:				
Due after one and within five years	$3,500,000	$3,750	$ 23,305	$3,480,445
Due after five and within ten years	500,000	—	6,560	493,440
Corporate Debentures:				
Due after ten years	494,060	—	40,415	453,645
Federal Home Loan Mortgage Corporation (FHLMC) certificates:				
Due after ten years	1,787,580	5,077	22,762	1,769,895
Federal National Mortgage Association (FNMA) certificates:				
Due after ten years	1,226,258	—	16,217	1,210,041
Mutual fund investment	589,094	—	4,435	584,659
Common stock portfolio	1,254,040	—	334,851	919,189
	$9,351,032	$8,827	$448,545	$8,911,314

The maturities within the table above are based upon contractual maturity.

3. INVESTMENT SECURITIES:—*Continued*

Investment securities held to maturity:

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. government and government agency obligations:				
Due within one year	$ 501,664	$ —	$ 4,615	$ 497,049
Due after five and within ten years	8,495,957	—	100,122	8,395,835
Due after ten years	6,808,228	—	193,754	6,614,474
Federal Home Loan Mortgage Corporation (FHLMC) certificates:				
Due after five and within ten years	2,295,845	27,701	—	2,323,546
Due after ten years	898,979	—	13,013	885,966
Government National Mortgage Association (GNMA) certificates:				
Due after ten years	1,516,240	9,654	15,463	1,510,431
Federal National Mortgage Association (FNMA) certificates:				
Due after ten years	1,726,578	—	29,118	1,697,460
	$22,243,491	$37,355	$356,085	$21,924,761

The maturities within the table above are based upon contractual maturity.

Mortgage-backed securities include net unamortized premiums of $38,110 and $4,303 at December 31, 2001 and 2000, respectively.

U.S. government and government agency obligations and mortgage-backed securities were pledged to secure Federal Home Loan Bank advances.

4. LOANS RECEIVABLE:

Loans receivable at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Real estate loans:		
1-4 family	$101,203,473	$103,332,185
Construction	1,139,900	1,550,454
Commercial real estate	7,427,791	15,085,413
	109,771,164	119,968,052
Less—Undisbursed loan proceeds	630,795	148,120
	109,140,369	119,819,932
Commercial business loans:	10,815,379	17,046,757
Consumer loans:		
Home equity	12,894,128	12,908,169
Student	2,490,353	2,419,454
Automobile	1,771,098	2,738,721
Collateral	615,482	729,124
Credit cards	455,510	608,438
Personal unsecured/other	435,974	518,538
	18,662,545	19,922,444
	138,618,293	156,789,133
Less—Allowance for loan losses	1,166,606	3,387,779
Deferred loan costs	(48,388)	(15,244)
	$137,500,075	$153,416,598

4. LOANS RECEIVABLE:—*Continued*

The credit cards and student loans are currently being serviced by a third party.

At December 31, 2001 and 2000, the majority of the loan portfolio was secured by properties located in Western Pennsylvania. As of December 31, 2001, loans to customers engaged in similar business activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. As of December 31, 2001 and 2000, the Bank had approximately $2,308,000 and $5,691,000 of non-accrual loans. The Bank does not have any other significant off-balance sheet risk except for the commitments referenced in Note 18.

One-to-four family residential loans were pledged to secure Federal Home Loan Bank advances.

5. ALLOWANCE FOR LOAN LOSSES:

Activity with respect to the allowance for loan losses is summarized as follows:

	2001	2000	1999
Balance at beginning of year	$3,387,779	$ 982,588	$571,183
Provision for loan losses	285,000	6,382,865	438,000
Charge-offs	(2,614,508)	(3,982,158)	(26,595)
Recoveries	108,335	4,484	—
Balance at end of year	$1,166,606	$ 3,387,779	$982,588

Of the $2.6 million in charged-off loans in 2001, $1.9 million was associated with the fourth quarter 2001 commercial loan sale. The Bank had loans totaling $2,308,000 and $5,691,000 being specifically identified as impaired and a corresponding allocation reserve of $92,476 and $1,196,000 at December 31, 2001 and 2000, respectively. One non-performing commercial business relationship accounts for $1.4 million or 58.7% of the total non-performing loans. The $1.4 million has an U.S. Government guarantee of the payment of principal. Currently, this commercial business is in bankruptcy and management is working closely in the bankruptcy proceedings to protect its interests.

The average recorded balances for impaired loans during 2001 and 2000 were $5,298,000 and $2,886,000, respectively. Interest income recognized during the time within the period that the loans were impaired was not significant. For these same loans, the interest income recognized on a cash basis during the period of impairment was not significant.

The Corporation records real estate owned at the lower of carrying cost or fair value based upon appraisals less estimated cost to sell. The Corporation had real estate owned assets of $271,000 at December 31, 2001 and $163,000 at December 31, 2000.

6. FEDERAL HOME LOAN BANK STOCK:

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost, in an amount not less than 1% of its outstanding mortgage loans or 1/20 of its outstanding notes payable, if any, to the Federal Home Loan Bank of Pittsburgh, whichever is greater, as calculated at December 31 of each year.

7. PREMISES AND EQUIPMENT:

Office premises and equipment at December 31, 2001 and 2000, are summarized by major classification as follows:

	2001	2000
Land	$ 224,817	$ 224,817
Building and improvements	2,171,341	2,154,914
Furniture, fixtures and equipment	1,962,072	1,968,708
Total, at cost	4,358,230	4,348,439
Less—Accumulated depreciation	2,208,668	2,004,948
Premises and equipment, net	$2,149,562	$2,343,491

Depreciation expense was $261,807, $317,403 and $344,145 for the fiscal years ended December 31, 2001, 2000 and 1999, respectively.

The Corporation has entered into various operating leases expiring, with options to renew by the Corporation, at various dates through November 30, 2011 for office space for two of its branch operations. During the years ended December 31, 2001, 2000 and 1999, rental expense included in the statement of operations was $66,640, $51,000, and $50,400, respectively.

Future minimum lease commitments for all leases as of December 31, 2001, are as follows:

Year Ending December 31,	
2002	$ 49,200
2003	31,600
2004	37,000
2005	42,000
2006	43,000
Thereafter	295,500
Total Payments	$498,300

8. OTHER ASSETS AND OTHER LIABILITIES

Included in other assets is $986,000 related to certain loans associated with the commercial loan sale in the fourth quarter of 2001. The transfer of these certain loans is accounted for as a financing transaction as defined by SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of SFAS No. 125" due to the Bank maintaining the sole right to repurchase them. The Bank has no continuing involvement with these specific loans, nor any further risk of loss or other forms of recourse from the buyer. There is an offsetting nonrecourse liability of $986,000, from the sales proceeds, in other liabilities. As cash is collected on the underlying loans, the other assets and other liabilities will be reduced, with no ongoing impact to the Bank's earnings.

9. DEPOSITS:

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $11,506,000 and $10,766,000 at December 31, 2001, and 2000, respectively. At December 31, 2001, the scheduled maturities of all certificate accounts are as follows:

2002	$37,857,269
2003	10,863,724
2004	3,937,860
2005	4,682,881
2006 and thereafter	3,370,036
	$60,711,770

Interest expense associated with deposits for each of the years ended is as follows:

	2001	2000	1999
Interest on certificates of deposit	$3,484,697	$3,237,380	$3,037,831
Interest on savings accounts	381,667	414,023	423,339
Money market accounts	800,618	1,042,739	888,316
Interest on NOW accounts	218,040	219,315	184,640
Early withdrawal penalties	(15,024)	(20,858)	(9,068)
	$4,869,998	$4,892,599	$4,525,058

10. FEDERAL HOME LOAN BANK ADVANCES:

Advances from the Federal Home Loan Bank consist of the following:

December 31, 2001		
Maturity	Weighted Average Rate	Balance
2002	6.41%	$ 6,500,000
2003	6.48	19,300,000
2004	6.57	2,500,000
2005	6.36	7,000,000
2008	5.49	9,000,000
2009	5.70	10,000,000
2010	6.05	1,500,000
		$55,800,000

December 31, 2000		
Maturity	Weighted Average Rate	Balance
2001	6.77%	$10,500,000
2002	6.41	6,500,000
2003	6.58	19,300,000
2004	6.57	2,500,000
2005	6.36	7,000,000
2008	5.49	9,000,000
2009	5.70	10,000,000
2010	6.05	1,500,000
		$66,300,000

10. FEDERAL HOME LOAN BANK ADVANCES:—*Continued*

The Bank relies on cash management advances offered by the Federal Home Loan Bank of Pittsburgh for their liquidity needs. At December 31, 2001 the Bank's maximum borrowing capacity was $103.8 million of which $55.8 million had been borrowed.

The Bank has a "blanket" agreement with the Federal Home Loan Bank of Pittsburgh whereby the Bank pledged as collateral for these advances its investments in U.S. government and agency securities and U.S. government and agency mortgage-backed securities and 100% of its unencumbered home mortgage loan portfolio.

Of the outstanding FHLB advances, $2,000,000 was an adjustable rate note with a weighted average rate 5.75%. At December 31, 2001, there were $32.5 million of advances that are convertible to quarterly adjustable rate advances at varying conversion dates within the next two years. The $32.5 million convertible advances have final maturity dates of $5.0 million in 2003, $7.0 million in 2005, $9.0 million in 2008, $10.0 million in 2009 and $1.5 million in 2010.

11. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the estimated fair value of its financial instrument assets and liabilities. For the Corporation, as for most financial institutions, approximately 97% of its assets and liabilities are considered financial instruments, as defined in SFAS No. 107. Many of the Corporation's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations were used for the purpose of this disclosure.

Estimated fair values have been determined using the best available data and an estimation methodology suitable for each category of financial instruments.

The following methods and assumptions were used in estimating the fair value of financial instruments:

Cash and Short Term Deposits

The carrying amounts reported in the balance sheets for cash, due from banks and various interest-bearing deposits with banks approximates those assets' fair values.

Investment Securities

Fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Net Loans and Accrued Interest Receivable

The fair values for the loans are estimated using a discounted cash flow analysis, using interest rates reported in various government releases and competitive market rate surveys where appropriate. The prepayment speeds utilized were taken from the December 31, 2001 OTS Selected Asset and Liability Price Tables and market estimations. The carrying amount of accrued interest approximates its fair value.

Deposit Liabilities

The fair value for deposits with no stated maturities (e.g., passbooks) are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values on deposits with stated maturities (e.g., certificates of deposit) are estimated using a discounted cash flow calculation that applies the median rate for a comparable term certificate of deposit obtained from a local deposit offering rate survey.

11. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:—*Continued*

Federal Home Loan Bank Advances

Fair values on Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies a comparable Federal Home Loan Bank advance rate for borrowings of similar maturities.

The estimated fair values and recorded book balances at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Estimated Fair Value	Recorded Balance	Estimated Fair Value	Recorded Balance
Cash and short term deposits	$ 15,721,680	$ 15,721,680	$ 5,871,023	$ 5,871,023
Investment securities	31,286,508	31,219,146	30,836,075	31,154,805
Net loans	137,957,950	137,500,075	152,342,682	153,416,598
Accrued interest receivable	942,307	942,307	1,301,026	1,301,026
Deposits with no stated maturities	63,738,933	63,738,933	61,778,211	61,778,211
Deposits with stated maturities	62,247,778	60,711,770	59,686,009	60,015,079
Federal Home Loan Bank advances	57,384,720	55,800,000	66,472,358	66,300,000
Commitments to originate loans	10,016,000	10,016,000	9,910,000	9,910,000

12. INCOME TAXES:

The provision (benefit) for income taxes for each of the years ended December 31, are as follows:

	2001	2000	1999
Federal:			
Current	$(160,380)	$ 434,015	$ 628,135
Deferred	173,598	(1,976,020)	(197,178)
	13,218	(1,542,005)	430,957
State:			
Current	11,553	(338,716)	97,302
Total income tax expense (benefit)	$ 24,771	$(1,880,721)	$ 528,259

Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The following table presents the impact on income tax expense of the principal timing differences and the tax effect of each for the years ended:

	2001	2000	1999
Deferred tax (benefit) expense—			
Prepaid pension	$ (44,439)	$ 16,404	$ 11,821
Vacation accrual	(4,501)	(266)	(4,863)
MRP accrual	(22,077)	(22,319)	(13,842)
Provision for loan losses	(96,900)	(2,016,833)	(148,920)
Tax depreciation (less than) in excess of book depreciation	(1,700)	(578)	(16,086)
Other, net	343,215	47,572	(25,288)
	$173,598	$(1,976,020)	$(197,178)

The special tax benefit afforded to thrift institutions that allowed a bad debt deduction based upon 8% of taxable income was repealed in 1996. A small thrift with assets of less than $500 million may maintain a bad debt

12. INCOME TAXES:—*Continued*

reserve equal to the greater of the allowable base year reserve (i.e. the thrift bad debt reserve at December 31, 1987) or the experience method reserve (six year moving average ratio of charge-offs to loans applied to year end loan balances). The portion of the bad debt reserve under the former (percentage of taxable income) method which exceeds the bad debt reserve under the present (base year or experience) method must be recaptured by recognizing such excess in taxable income ratably over a six year period. The six-year recapture period generally started in 1996, but may have been delayed until 1997 or 1998 if certain residential loan origination tests were met in 1997 and 1998. The Bank had maintained the applicable residential loan requirement and the recapture commenced with the taxable year beginning January 1, 1998. As of December 31, 2001, the Savings Bank had an applicable excess reserve balance remaining of approximately $43,000. Approximately $21,500 will be recaptured on an annual basis over the next two fiscal years.

The base year (i.e. December 31, 1987) bad debt reserve under the former method is permanently suspended, and therefore not subject to recapture, unless a base year loan contraction occurs in a subsequent year. A base year loan contraction occurs when the total loans at the end of the year are less than the total loans at December 31, 1987. In such cases, a proportionate reduction to the base year bad debt reserve at December 31, 1987 is required and the reduction to the reserve is recaptured. Furthermore, the base year bad debt reserve constitutes a restriction for tax purposes of the Bank's use of retained earnings for distributions or redemptions.

In accordance with FASB Statement No. 109, the Bank has recorded deferred income tax associated with the temporary differences related to the portion of the bad debt reserve arising in tax years after December 31, 1987. For the period before December 31, 1987, there is an unrecognized deferred tax liability of approximately $565,000 at December 31, 2001. If the suspended base year bad debt reserve at December 31, 1987 is reduced by certain excess distributions, redemptions or a base year loan contraction, income tax expense will be recognized at the prevailing tax rate.

A reconciliation from the expected federal statutory income tax rate to the effective rate expressed as a percentage of pretax income for each of the years ended is as follows:

	2001	2000	1999
Statutory federal tax rate	34.0%	34.0%	34.0%
State income taxes, net of Federal income tax benefit	20.1	7.0	7.1
Effect of graduated federal tax rates	(6.8)	(2.4)	(2.1)
Other	(4.3)	.2	(.7)
	43.0%	38.8%	38.3%

Net deferred tax liabilities (assets) as of December 31, 2001 and 2000 are as follows:

	2001	2000
Prepaid pension	$ —	$ 44,439
Vacation accrual	(31,737)	(27,236)
Allowance for loan losses	(2,507,579)	(2,410,679)
Valuation allowance for investments	(91,339)	(175,887)
Tax depreciation in excess of book depreciation	60,136	61,836
Deferred loan costs/fees	1,845	1,845
MRP accrual	(88,262)	(66,185)
Other, net	504,066	160,851
Net deferred tax asset	$(2,152,870)	$(2,411,016)

12. INCOME TAXES:—*Continued*

No valuation allowance has been provided for the net deferred tax asset as it is more likely than not that it will be realized through future taxable income.

13. PENSION PLAN:

On May 16, 2001, the Board of Directors' of the Savings Bank ratified the action of one of its committees that terminated its noncontributory defined benefit pension plan and the curtailment of pension benefits to all eligible employees. Termination notices were given to employees April 30, 2001 and benefit accruals were frozen as of May 15, 2001. During the quarter ended June 30, 2001, the Bank recognized a pre-tax curtailment gain of approximately $479,000. A settlement loss of approximately $334,000 was recorded during the quarter ended December 31, 2001. Settlement distributions to participants totaled approximately $1,025,000 while the Bank had a reversion of cash from the pension plan settlement of approximately $246,000. From this reversion of $246,000, the Bank paid excise taxes of approximately $49,000.

The Bank maintains a noncontributory defined benefit pension plan covering all eligible employees. The following table sets forth the plan's fund status and amounts recognized in the Corporation's balance sheets at December 31, 2001 and 2000, respectively.

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 1,293,096	$1,098,969
Service cost	50,052	165,145
Interest cost	32,327	82,423
Curtailment gain	(478,804)	—
Settlement loss	333,882	—
Actuarial gain	(186,213)	(44,672)
Benefit and settlement payments	(1,044,340)	(8,769)
Benefit obligation at end of year	—	1,293,096
Change in plan assets:		
Fair value of plan assets at beginning of year	1,342,416	1,179,659
Actual loss on plan assets	(52,311)	(21,976)
Employer (reversion) contribution	(245,765)	193,502
Benefit and settlement payments	(1,044,340)	(8,769)
Fair value of plan assets at end of year	—	1,342,416
Funded status	—	49,320
Unrecognized net obligation at transition	—	40,112
Unrecognized net (gain) loss	—	41,272
Prepaid benefit cost	$ —	$ 130,704

The components of pension expense are as follows for each of the years ended December 31:

	2001	2000	1999
Service cost	$ 50,052	$ 165,145	$ 123,290
Interest cost	32,327	82,423	79,034
Actual loss (return) on plan assets	52,311	21,976	(144,507)
Amortization of transition asset	(91,677)	(124,289)	66,321
Net periodic pension cost	$ 43,013	$ 145,255	$ 124,138

13. PENSION PLAN:—*Continued*

For all reported periods, the rate of increase in future compensation levels was assumed to be 4.75%. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.50% for the years ended December 31, 2001 and 2000, and 6.75% for the year ended December 31, 1999. The expected long-term rate of return on assets was 8.00% for the years ended December 31, 2001 and 2000, and 7.25% for the year ended December 31, 1999.

Additionally, the Bank maintains a 401(k) plan for employees. The Bank does not match any employee contributions.

14. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (ESOP):

In 1996, the Company established the ESOP to enable employees to obtain ownership interests in the Corporation.

In connection with the conversion described in Note 1, the Corporation made a $770,410 loan to the ESOP that was used to purchase 77,041 shares, or 104,190 shares adjusted for the 15% stock dividend in the second quarter of 1998, the 5% stock dividend in the first quarter of 1999 and the 12% stock dividend in the second quarter of 2001, of the Corporation's common stock. The ESOP loan has a term of 15 years and bears interest at 7.0%. This loan is collateralized by the shares purchased by the ESOP. The Bank's contributions to the ESOP will be used to repay the ESOP loan, which requires semi-annual payments of $41,888 (includes principal and interest) which began on December 27, 1996. The Bank is obligated to contribute amounts sufficient to repay the ESOP loan. The ESOP uses such contributions to repay the loan made to the ESOP by the Corporation. These transactions occur simultaneously and, for accounting and reporting purposes, offset each other. The effect of the ESOP on the Corporation's financial statements is that the amount of the unearned ESOP shares of $574,280 and $615,670 at December 31, 2001 and 2000, respectively, as reflected in shareholders' equity, will be amortized to compensation over the remaining period of the ESOP loan. In addition, any difference between the market price of the Corporation's common stock and the $10 per share (the purchase price paid by the ESOP), or $7.39 adjusted for the 15% stock dividend in the second quarter of 1998, the 5% stock dividend in the first quarter of 1999 and the 12% stock dividend in the second quarter of 2001, will also be charged or credited to compensation expense (with the offset to additional paid-in capital) based on the semi-annual allocation to ESOP participants of approximately 3,473 shares. Total compensation expense incurred in 2001, 2000 and 1999 for allocated ESOP shares was $60,306, $58,397 and $75,098, respectively.

15. CAPITAL STOCK PLANS:

On April 23, 1997, at the annual stockholders meeting, the Board of Directors and shareholders formally approved the Corporation's Stock Option Plan (the Option Plan) and the Management Recognition and Retention Plan and Trust (the MRP Plan; the Option Plan and MRP Plan herein are collectively referred to as the Plans).

On April 15, 1998, the Board of Directors declared a stock dividend of 15% to shareholders of record of June 2, 1998 payable June 19, 1998. On February 17, 1999, the Board of Directors declared a stock dividend of 5% to shareholders of record of March 2, 1999 payable on March 19, 1999. In addition, on May 16, 2001, the Board declared a 12% stock dividend to shareholders of record of June 1, 2001 payable on June 15, 2001. All share data have been restated to reflect the stock dividends.

The aforementioned approval of the MRP Plan made 52,095 shares of common stock available for awards to officers, key employees of the Corporation and Bank and non-employee directors thereof. As of December 31, 2001, the Corporation had granted 52,922 shares of which 870 shares have been forfeited. Such shares are vested over a five-year period and as of December 31, 2001, 11,268 shares remain unvested.

15. CAPITAL STOCK PLANS:—*Continued*

In connection with the MRP Plan's approval, the Bank established a trust whose purpose is to purchase shares on the open market. During the year ended December 31, 2001, the Corporation incurred compensation expense of $64,688 based on the cost incurred to purchase the currently vesting or previously vested shares in the open market. As of December 31, 2001, the trust had purchased 52,095 shares.

The aforementioned approval of the Option Plan made 130,239 options available for grant to employees and others who perform substantial services to the Corporation. As of December 31, 2001, the Corporation had granted 132,338 options of which 34,894 shares have been forfeited.

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Corporation accounts for the Option Plan under the intrinsic value of APB Opinion No. 25, "Accounting for Stock Issued to Employees" under which no compensation cost has been recorded, rather than under the fair value method. Had the fair value method been used in connection with the Option Plan and had compensation per share for the MRP Plan been set on the date of grant, the Corporation's net income and earnings per share would have had a net reduction to the following pro forma amounts for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Net income (loss):			
As reported	$32,816	$(2,964,160)	$851,314
Pro forma	7,220	(2,978,429)	802,616
Basic earnings (loss) per share:			
As reported	$ .03	$ (3.01)	$ .83
Pro forma	.01	(3.03)	.79
Diluted earnings (loss) per share:			
As reported	$ .03	$ (3.01)	$ .83
Pro forma	.01	(3.03)	.79

A summary of the status of the Corporation's Stock Option Plan at December 31, 2001, and changes during the year ended is presented in the table and narrative following:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	95,308	$12.30
Granted	5,858	8.30
Exercised	—	—
Forfeited	4,290	11.70
Outstanding at end of period	96,876	12.08
Exercisable at end of period	69,268	
Weighted average fair value of options granted during the year	$ 4.34	

The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

The 96,876 options outstanding at December 31, 2001 had a weighted average exercise price of $12.08 and a weighted average remaining contractual life of 5.9 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2001: weighted average risk-free interest rate of 5.15%, expected life of 7.0 years and expected volatility of 41.6%.

15. CAPITAL STOCK PLANS:—*Continued*

A summary of the status of the Corporation's Stock Option Plan at December 31, 2000, and changes during the year ended is presented in the table and narrative following:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	120,317	$12.17
Granted	4,312	8.60
Exercised	—	—
Forfeited	29,321	11.21
Outstanding at end of period	95,308	12.30
Exercisable at end of period	61,167	
Weighted average fair value of options granted during the year	$ 4.00	

The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

The 95,308 options outstanding at December 31, 2000 had a weighted average exercise price of $12.30 and a weighted average remaining contractual life of 6.3 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000: weighted average risk-free interest rate of 6.50%, expected life of 7.0 years and expected volatility of 29.00%.

A summary of the status of the Corporation's Stock Option Plan at December 31, 1999, and changes during the year ended is presented in the table and narrative following:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	117,965	$12.20
Granted	2,352	10.94
Exercised	—	—
Forfeited	—	—
Outstanding at end of period	120,317	12.17
Exercisable at end of period	63,174	
Weighted average fair value of options granted during the year	$ 3.70	

The options are exercisable beginning one year from the grant date in equal annual installments over a period of five years. The maximum term of any option granted under the Plan cannot exceed 10 years.

The 120,317 options outstanding at December 31, 1999 had a weighted average exercise price of $12.17 and a weighted average remaining contractual life of 6.1 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1999: weighted average risk-free interest rate of 5.46%, weighted average expected dividend yield of 1.96%, expected life of 7.0 years and expected volatility of 29.00%.

16. RETAINED EARNINGS AND REGULATORY CAPITAL:

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the

16. RETAINED EARNINGS AND REGULATORY CAPITAL:—*Continued*

Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Corporation and the Bank met all capital adequacy requirements to which it is subject. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk based, Tier I leverage ratios as set forth in the table below. As of December 31, 2001, the Bank was well capitalized under the regulatory framework for prompt corrective action.

The Bank's actual capital amounts and ratios are also presented in the table. There was no deduction from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
Total Capital (to Risk Weighted Assets):						
As of December 31, 2001	$11,788	11.93%	≥$7,908	≥ 8.0%	≥$ 9,885	≥ 10.0%
As of December 31, 2000	$11,886	10.86%	≥$8,753	≥ 8.0%	≥$10,941	≥ 10.0%
Tier I Capital (to Risk Weighted Assets):						
As of December 31, 2001	$10,621	10.74%	≥$3,954	≥ 4.0%	≥$ 5,931	≥ 6.0%
As of December 31, 2000	$10,518	9.61%	≥$4,377	≥ 4.0%	≥$ 6,565	≥ 6.0%
Tier I Capital (to Average Assets):						
As of December 31, 2001	$10,621	5.37%	≥$7,907	≥ 4.0%	≥$ 9,884	≥ 5.0%
As of December 31, 2000	$10,518	5.13%	≥$8,195	≥ 4.0%	≥$10,244	≥ 5.0%

17. RELATED PARTY TRANSACTIONS:

Certain directors and executive officers of the Corporation, including their immediate families and companies in that they are principal owners, are loan customers of the Bank. In management's opinion, such loans are made in the normal course of business and were granted on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness at the time. Total loans to these persons at December 31, 2001 and 2000, amounted to $7,502 and $894,683, respectively.

An analysis of these related party loans is as follows:

	2000	1999
Balance at January 1	$ 894,683	$634,845
Related party departure	(649,239)	—
New loans	11,073	318,009
Payments	(249,015)	(58,171)
Balance at December 31	$ 7,502	$894,683

17. RELATED PARTY TRANSACTIONS:—*Continued*

In addition, the Corporation from time to time has conducted business with certain directors, officers or companies to which they are related. During 2000, 1999 and 1998, such activity was as follows:

- A member of the Board of Directors is employed by a law firm retained by the Corporation. Fees paid in fiscal 2001, 2000 and 1999 relative to various bank and corporate matters totaled $320,933, $148,945 and $52,336, respectively. The firm's real estate closing service collected gross proceeds for the settlement of loans of approximately $42,332, $146,560 and $337,635, respectively, during fiscal 2001, 2000 and 1999 as closing agent from third party borrowers pursuant to closings on Bank loans. A portion of this amount was used to purchase title insurance and pay miscellaneous closing fees relative to these closings.

- The Corporation retained media services from a company owned by a relative of one of the Corporation's officers and directors. The total costs for such services in 2001, 2000 and 1999 were $45,366, $50,348 and $42,740, respectively.

- A member of the Board of Directors is a financial consultant and the owner of a financial services company which has been retained by the Savings Bank with respect to certain financial matters on an ongoing basis. The Company and the Savings Bank expect this relationship to continue. The firm commenced consulting work for the Savings Bank on October 16, 2000 and received payments of $16,265 for work in 2000. The firm received consulting fees of $113,707 for the year ended December 31, 2001.

18. COMMITMENTS AND CONTINGENT LIABILITIES:

The Corporation incurs off-balance sheet risks in the normal course of business in order to meet the financing needs of its customers. These risks derive from commitments to extend credit. Such commitments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the financial statements.

Commitments to extend credit are obligations to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses. A portion of the commitments is not expected to be drawn upon; thus, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis.

The Bank's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit is represented by their contractual amounts. The Bank uses the same credit and collateral policies in making commitments as for all other lending. The Bank has outstanding various commitments to extend credit approximating $10,016,000 and $9,910,000 as of December 31, 2001 and 2000, respectively. As of December 31, 2001 and 2000, these commitments had fixed and variable rates which ranged from 4.8% to 13.9% and 7.8% to 13.9%, respectively. In the opinion of management, the funding of the credit commitments will not have a material adverse effect on the Bank's financial position or results of operations.

The Bank is involved in one case of lender liability and related claims. The Bank has available to it a number of potentially bona fide defenses to this case. Absent a position not asserted at this time by the insurance company, an insurance policy the Bank maintains, in all probability, will indemnify the Bank for compensatory damages and for fees and expenses. This policy has a deductible of $50,000. The plaintiffs have alleged damages, but discovery in this case has not occurred due to possible settlement discussions with Plaintiffs. Therefore, a claim for damages has not been quantified with the judicial system. At this preliminary stage, based solely upon facts known to this point, the Bank's management, after discussion with outside counsel, believes it has meritorious defenses to the Plaintiffs' claims.

18. COMMITMENTS AND CONTINGENT LIABILITIES:—*Continued*

Additionally, the Bank is also subject to asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Bank's financial position or results of operations.

19. PARENT COMPANY FINANCIAL INFORMATION:

Prestige Bancorp, Inc. (the Parent Company) began operations on June 27, 1996 and functions primarily as a holding company for its sole subsidiary, the Bank. The Parent Company's balance sheets as of December 31, 2001 and 2000 and related statements of income and cash flows are as follows:

BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 186,659	$ 68,239
Investments securities available for sale	853,375	919,189
Investment in Prestige Bank, F.S.B	10,708,366	10,571,048
Loan	200,000	217,029
Other assets	159,673	174,572
Total Assets	$12,108,073	$11,950,077
Liabilities and Stockholders' Equity		
Loans Payable	$ 314,186	$ 340,000
Other Liabilities	36,639	60,145
Total Liabilities	$ 350,825	$ 400,145
Total Stockholders' Equity, net of ESOP loan of $574,280 at December 31, 2001; $615,670 at December 31, 2000	11,757,248	11,549,932
Total Liabilities and Stockholders' Equity	$12,108,073	$11,950,077

STATEMENTS OF INCOME

For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income	$ 97,946	$ 109,222	$108,137
Gain on sale of investments	29,883	20,638	90,413
Total income	127,829	129,860	198,550
Expenses:			
Interest expense	23,788	35,416	—
Legal fees	81,043	4,972	34,000
Other	138,736	136,388	95,745
Total expenses	243,567	176,776	129,745
(Loss) income before income taxes and equity in earnings (losses) of subsidiary	(115,738)	(46,916)	68,805
Income tax (benefit) expense	(48,092)	(19,452)	19,148
Equity in earnings (losses) of subsidiary	100,462	(2,936,696)	801,657
Net income (loss)	$ 32,816	$(2,964,160)	$851,314

19. PARENT COMPANY FINANCIAL INFORMATION:—*Continued*

STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Operating Activities:			
Net income (loss)	$ 32,816	$(2,964,160)	$ 851,314
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in (earnings) losses of subsidiary	(100,462)	2,936,696	(801,657)
Dividends paid from subsidiary	—	300,000	—
Gain on sale of equity securities	(29,883)	(20,638)	(90,413)
Change in other assets and liabilities	(100,366)	193,726	147,906
Net cash (used) provided by operating activities	(197,895)	445,624	107,150
Investing Activities:			
Loan originations	—	—	(250,000)
Principal payments on loans	17,029	18,861	14,110
Return of capital on investment securities	—	—	10,530
Proceeds from sale of equity securities	260,552	197,581	199,690
Purchase of available for sale investment securities	—	—	(83,722)
Net cash provided (used) by investing activities	277,581	216,442	(109,392)
Financing Activities:			
Common stock dividends paid	—	(201,821)	(236,380)
Cash in lieu of stock dividend on fractional shares	(2,656)	—	(4,901)
Purchase of treasury stock	—	(452,730)	(85,375)
Repayment received from ESOP	41,390	38,640	36,070
Net cash provided (used) by financing activities	38,734	(615,911)	(290,586)
Net increase (decrease) in cash and cash equivalents	118,420	46,155	(292,828)
Cash and Cash Equivalents, Beginning	68,239	22,084	314,912
Cash and Cash Equivalents, Ending	$ 186,659	$ 68,239	$ 22,084

The ability of the Bank to upstream cash to the Parent Company is restricted by regulations. Federal law prevents the Parent Company from borrowing from the Bank unless the loans are secured by specific assets. Further, such secured loans are limited in amount to ten percent of the Bank's capital and surplus. At December 31, 2001, the Parent Company had borrowed $314,000 from the Bank to support cash levels. The loan is adequately secured in accordance with applicable law. In addition, the Bank is subject to legal limitations on the amount of dividends that can be paid to the Parent Company.

On the date of the conversion, as required by regulatory pronouncements, the Bank established a liquidation account in the amount of $7,085,000 that was equal to retained earnings reflected in the Bank's statement of financial condition at that date. The liquidation account will be maintained for the benefit of eligible savings account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the conversion in accordance with supervisory regulations. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

19. PARENT COMPANY FINANCIAL INFORMATION:—*Continued*

The Bank may not declare or pay a cash dividend on, or repurchase any of its common shares if the effect thereof would cause the Bank's equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

20. SUBSEQUENT EVENT:

On February 7, 2002, Northwest Bancorp, Inc. (Nasdaq: NWSB), the holding company for Northwest Savings Bank, and Prestige Bancorp, Inc. (Nasdaq: PRBC), announced jointly that they had entered into a definitive agreement under which Northwest Bancorp and Northwest Savings Bank would acquire Prestige Bancorp and Prestige Bank, respectively. Under the terms of the agreement, the shareholders of Prestige Bancorp will receive $13.75 in cash for each share of Prestige Bancorp, resulting in a cash payment by Northwest of approximately $14.7 million. Each of the Boards of Directors has approved the transaction. Due diligence has been completed. Prestige Bancorp and Northwest Bancorp are in the process of obtaining regulatory approval from applicable banking regulators to complete the merger. The transaction is expected to be completed by the end of the second calendar quarter of 2002 or the beginning of the third quarter 2002 and is subject to approval by the Prestige Bancorp shareholders and applicable regulatory authorities.

Corporate Information

BOARD OF DIRECTORS

Mark R. Schoen
Chairman of the Board,
Chief Executive Officer
& President
Prestige Bancorp, Inc.
Chairman of the Board &
Chief Executive Officer
Prestige Bank,
A Federal Savings Bank

Patricia A. White
Executive Vice President
& Treasurer
Prestige Bancorp, Inc.
President & Treasurer
Prestige Bank, A Federal Savings Bank

Martin W. Dowling
Director
Jefferson Hills Real Estate, Inc.

Michael R. Macosko
Pharmacist
Eckerd Drug, Inc.

Charles P. McCullough
Attorney at Law
Tucker Arensberg, P.C.

James A. Nania
Senior Vice President &
Chief Financial Officer
Hallmark Health System

Morris Propp
Private Investor

OFFICERS PRESTIGE BANCORP, INC.

Mark R. Schoen
Chairman, Chief Executive Officer
& President

Patricia A. White
Executive Vice President &
Treasurer

James M. Hein
Chief Financial Officer

Victoria A. Brown
Corporate Secretary

MARKET MAKERS

Friedman Billings Ramsey & Co.
Tucker Anthony Cleary Gull
Herzog Heine Geduld
Sandler O'Neill & Partners
Ryan Beck & Co. Inc.
Legg Mason Wood Walker Inc.
Parker/Hunter Inc.

TRANSFER AGENT

Registrar & Transfer Company
Cranford, New Jersey

CORPORATE COUNSEL

Tucker Arensberg, P.C.
Pittsburgh, Pennsylvania

OFFICERS PRESTIGE BANK, A FEDERAL SAVINGS BANK

Mark R. Schoen
Chairman & Chief Executive Officer

Patricia A. White
President & Treasurer

Richard A. Cefalo
Executive Vice President

James M. Hein
Chief Financial Officer

Victoria A. Brown
Corporate Secretary

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Pittsburgh, Pennsylvania

STOCK LISTING

NASDAQ Stock Market Symbol:
PRBC

GENERAL INQUIRIES & REPORTS

Prestige Bancorp, Inc. is required to file an annual report on Form 10-K for its fiscal year ended December 31, 2001 with the Securities and Exchange Commission. Copies of this annual report and quarterly reports may be obtained without charge by contacting:

James M. Hein
Chief Financial Officer
412-655-1190
Corporate Office

Offices

Corporate
710 Old Clairton Road
Pittsburgh, Pennsylvania 15236
412-655-1190
Fax 412-655-2114
www.prestigebank.com

Mt. Oliver
543 Brownsville Road
Pittsburgh, Pennsylvania 15210
412-431-3374
Patricia Lewin, Manager

Bethel Park
6284 Library Road
Bethel Park, Pennsylvania 15102
412-831-8440
Roxanne Lampo, Manager

Pleasant Hills
710 Old Clairton Road
Pittsburgh, Pennsylvania
412-655-2110
Roxine Hodgson, Manager

Elizabeth Township
603 Scenery Drive
Elizabeth, Pennsylvania 15037
412-754-2661
Shirley Maglicco, Manager

PRESTIGE BANCORP, INC.

710 Old Clairton Road, Pittsburgh, PA 15236-4300 • 412-655-1190 • (Fax) 412-655-1772
www.prestigebank.com